    As filed with the Securities and Exchange Commission on January 10, 2002
                                                   Registration No. 333-________

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------
                                    Form S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                              --------------------

                         A.C. MOORE ARTS & CRAFTS, INC.
             (Exact name of registrant as specified in its charter)

             Pennsylvania                                     22-3527763
---------------------------------------               --------------------------
  (State or other jurisdiction of                         (I.R.S. Employer
   incorporation or organization)                       Identification Number)

                              500 University Court
                               Blackwood, NJ 08012
                                 (856) 228-6700
               (Address, including zip code, and telephone number,
              including area code, of principal executive offices)

                                 John E. Parker
                             Chief Executive Officer
                         A.C. Moore Arts & Crafts, Inc.
                              500 University Court
                               Blackwood, NJ 08012
                                 (856) 228-6700
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                              --------------------

                                   Copies to:

           SOL GENAUER, ESQ.                            ROSLYN G. DAUM, ESQ.
   Blank Rome Comisky & McCauley LLP                   Choate, Hall & Stewart
            One Logan Square                             Exchange Place
         Philadelphia, PA 19103                          53 State Street
             (215) 569-5500                             Boston, MA 02109
                                                         (617) 248-5000
                              --------------------
Approximate date of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [_]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[_] ______________.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement of the earlier effective registration statement for the same offering. [_] _____________.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                              --------------------

                         CALCULATION OF REGISTRATION FEE
====================================================================================================================================

   Title of each class of securities    Amount to be     Proposed maximum offering     Proposed maximum             Amount of
           to be registered             registered(1)       price per share(2)     aggregate offering price(2)   registration fee
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value            2,932,500 shares        $    29.38               $86,156,850                  $ 20,592
====================================================================================================================================

(1) Includes 382,500 shares which the underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee and computed pursuant to Rule 457(c), based upon the average of the high and low prices on January 8, 2002 as reported by the Nasdaq National Market.
                              --------------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



                  Subject to Completion, Dated January 10, 2002

                                2,550,000 shares

                         A.C. Moore Arts & Crafts, Inc.

                                  Common Stock

                              ---------------------

         This is a public offering of 2,550,000 shares of common stock of A.C. Moore Arts & Crafts, Inc. We are offering 1,750,000 shares and the selling shareholders identified in this prospectus under "Principal and Selling Shareholders" on page 42 are offering an additional 800,000 shares. We will not receive any proceeds from the sale of shares by the selling shareholders.

         Our common stock is quoted on the Nasdaq National Market under the symbol "ACMR." The last reported sale price of our common stock on the Nasdaq National Market on January 8, 2002, was $29.20 per share.

                              ---------------------

         Investing in our common stock involves a high degree of risk. Please see the section entitled "Risk Factors" starting on page 8 to read about risks that you should consider carefully before buying shares of our common stock.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                              ---------------------

                                                                       Per Share             Total
                                                                   ----------------       -----------
Public offering price.........................................     $                      $
Underwriting discounts........................................     $                      $
Proceeds, before expenses, to A.C. Moore......................     $                      $
Proceeds, before expenses, to selling shareholders............     $                      $

         Some selling shareholders have granted the underwriters the right to purchase up to 382,500 additional shares of common stock to cover any over-allotments. The underwriters can exercise this right at any time within 30 days after the offering. The underwriters expect to deliver the shares of common
stock to investors on           , 2002.

Adams, Harkness & Hill, Inc.

                              Fahnestock & Co. Inc.

                                                  Wedbush Morgan Securities Inc.


                        Prospectus dated         , 2002

         [Map of the United States from which will be projected the eastern United States highlighting the locations of our 61 existing stores is included on the inside front cover of the prospectus]


         [Also included on the inside front cover of the prospectus is a photograph of the exterior of an A.C. Moore store]

                                TABLE OF CONTENTS

                                                                                                               Page
                                                                                                               ----
PROSPECTUS SUMMARY................................................................................................4
------------------
RISK FACTORS......................................................................................................8
------------
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS.................................................................16
------------------------------------------------
USE OF PROCEEDS..................................................................................................17
---------------
DIVIDEND POLICY..................................................................................................17
---------------
PRICE RANGE OF COMMON STOCK......................................................................................17
---------------------------
CAPITALIZATION...................................................................................................18
--------------
SELECTED CONSOLIDATED FINANCIAL DATA.............................................................................19
------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS............................20
-------------------------------------------------------------------------------------
BUSINESS.........................................................................................................26
--------
MANAGEMENT.......................................................................................................37
----------
PRINCIPAL AND SELLING SHAREHOLDERS...............................................................................42
----------------------------------
DESCRIPTION OF CAPITAL STOCK.....................................................................................44
----------------------------
SHARES ELIGIBLE FOR FUTURE SALE..................................................................................47
-------------------------------
UNDERWRITING.....................................................................................................48
------------
VALIDITY OF COMMON STOCK.........................................................................................50
------------------------
EXPERTS..........................................................................................................50
-------
WHERE YOU CAN FIND MORE INFORMATION..............................................................................50
-----------------------------------
INCORPORATION OF INFORMATION WE FILE WITH THE SEC................................................................50
-------------------------------------------------
INDEX TO FINANCIAL STATEMENTS...................................................................................F-1

         As used in this prospectus, the terms "we," "us," "our," the "company" and "A.C. Moore" mean A.C. Moore Arts & Crafts, Inc. and its subsidiaries and the term "common stock" means our common stock, no par value per share.

         The name "A.C. Moore" is a tradename and a service mark that belongs to us. Our "A.C. Moore" logo is a service mark that belongs to us. This prospectus also contains the trademarks, trade names and service marks of other entities that are the property of their owners.

         A.C. Moore Arts & Crafts, Inc. became a holding company in July 1997 by incorporating in Pennsylvania and exchanging shares of our common stock for all of the capital stock of our operating subsidiary organized in Delaware in 1984. We are located at 500 University Court, Blackwood, New Jersey 08012. Our telephone number is (856) 228-6700 and our website address is www.acmoore.com. Information contained on our website is not part of this prospectus.

         You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

                               PROSPECTUS SUMMARY

         This is only a summary and does not contain all of the information that may be important to you. You should read the more detailed information and our consolidated financial statements, the notes to those financial statements and the other financial information appearing elsewhere in this prospectus.

                         A.C. Moore Arts & Crafts, Inc.

         We are a rapidly growing specialty retailer offering a vast selection of arts, crafts and floral merchandise to a broad demographic of consumers. Our target customers are primarily women between the ages of 25 and 55 who are looking for ideas to decorate their homes, create handmade items or otherwise engage in arts and crafts activities. We have grown from 17 stores in January 1997 to 61 stores in December 2001. In 2000, for stores open for the full calendar year, our average sales per square foot were $271, which we believe to be the highest in our industry, and our average sales per store were approximately $5.9 million.

         Our stores are located in the eastern United States from New England to the Carolinas. For the foreseeable future, we intend to open new stores within 700 miles of our suburban Philadelphia distribution center, an area encompassing approximately 45% of the United States population. We believe we can double our current store base within this geographic area and support this growth from our distribution center.

         We compete in a $23 billion market comprised primarily of arts and crafts products, silk and dried flowers and picture frames. Our market is highly fragmented and is served by multi-store arts and crafts retailers, mass merchandisers, small local specialty retailers, mail order vendors, hardware stores and a variety of other retailers. This fragmentation provides opportunities for our growth. We intend to grow our profits by increasing sales at existing stores, opening new stores and leveraging our corporate infrastructure. During the next two years, we intend to increase our store base by approximately 20% per year. To support our growth, we expect to expand our facilities, upgrade our management information systems and hire additional corporate personnel. We believe by increasing our store base we can obtain economies of scale in advertising, distribution, purchasing and management costs and, as a result, improve our operating margins.

         We believe that our customers expect exceptional service and a broad assortment of in-stock merchandise at competitive prices in an exciting and easy-to-shop store. Our goal is to consistently deliver an overall value proposition that exceeds our customers' expectations and offers them a superior shopping experience. In order to achieve this goal we pursue the following five primary business and operating strategies:

         o We strive to offer the broadest and deepest assortment of arts, crafts and floral merchandise. We believe that key elements in a customer's decision where to shop are variety and selection of merchandise. Each of our stores stocks 60,000 stock keeping units, or SKUs, across five major merchandise categories during the course of a year, with more than 45,000 SKUs offered at each store at any one time.

         o We strive to maintain a superior in-stock merchandise position. Craft projects usually require multiple components. Providing all of the components for a particular craft project in a single store on a regular basis is critical to meeting the demands of our customers. Therefore, we designed our merchandise distribution systems to ensure rapid replenishment of inventory and the highest levels of in-stock positions in our stores. Our distribution center will deliver merchandise to each of our stores three to five times per week during our peak selling season, and two to three times per week throughout the balance of the year. In our peak selling season, our store managers can replenish 70% of their shelf merchandise assortment within two to three days.

         o We strive to operate exciting, easy-to-shop stores. We provide our customers with project ideas by displaying samples of completed craft projects throughout our stores. Our stores are designed to be uncluttered, well-organized and well-lit. Wide aisles and easy to read signage help our customers locate merchandise and make our stores easy-to-shop. On average, we staff our stores with four managers and approximately 57 other employees. Store personnel, many of whom are crafters themselves, assist customers with merchandise selection and project ideas.

         o We strive to attract and retain experienced and entrepreneurial store management. To provide optimal customer service, we strive to foster merchandising creativity and an entrepreneurial culture throughout all levels of our organization. Store managers are empowered and encouraged to identify merchandising opportunities and to tailor displays to local preferences for craft projects. They earn incentive bonuses based on annual increases in the profitability of their stores and in 2000 earned average annual compensation of $100,000. We believe our focus on empowering and rewarding our employees helps in recruiting, hiring and retaining talented personnel.

         o We strive to provide superior price/value for our customers. We believe that our customers consider the relationship between the quality and price of our merchandise to be important factors in their buying decisions. Therefore, we strive to be the price/value leader in all of our merchandise categories. Our purchasing professionals and store managers actively monitor competitors' prices to ensure we maintain low prices while preserving merchandise quality and value. We believe that our price/value strategy enhances customer loyalty.

                                  The Offering
Common stock offered by A.C. Moore.........................     1,750,000 shares
Common stock offered by selling shareholders...............       800,000 shares
Common stock to be outstanding after this offering.........     9,280,506 shares
Use of Proceeds............................................     For general corporate purposes, including store
                                                                opening expenses, fixtures and equipment for new
                                                                stores and a new distribution center, and for
                                                                working capital.
Nasdaq National Market symbol..............................     ACMR
Risk Factors...............................................     See "Risk Factors" for a discussion of factors you
                                                                should carefully consider before deciding to invest
                                                                in shares of our common stock.

         The underwriters have an option to purchase 382,500 additional shares of our common stock from some selling shareholders to cover any over-allotments.

         The number of shares of our common stock that will be outstanding after this offering excludes 876,354 shares of common stock issuable upon exercise of outstanding stock options under our 1997 Stock Option Plan at January 9, 2002 at a weighted average exercise price of $10.04.

                                                 Summary Consolidated Financial Data

                                                                                                   Nine Months Ended
                                                           Year Ended December 31,                    September 30,
                                             ---------------------------------------------------   -------------------
                                               1996       1997       1998       1999      2000       2000       2001
                                             --------   --------   --------   --------  --------   --------   --------
                                                       (In thousands, except per share and operating data)
Statement of Income Data:
    Net sales.............................   $109,319   $138,056   $187,005   $222,998  $262,057   $168,875   $209,774
    Gross margin..........................     40,124     51,229     68,278     79,920    96,207     62,032     77,581
    Store contribution (1)................     12,648     15,982     16,217     17,952    22,497      9,932     11,523
    Store pre-opening expenses............        140      1,477      2,234        609     1,928      1,532      2,074
    Income from operations................      6,943      7,781      5,830      8,975    10,763        205        415
    Net income (loss).....................      6,306      3,992      3,935      5,664     6,557         68        (40)
    EBITDA (2)............................      8,088      9,242      8,032     11,874    14,592      2,895      4,059
    Net income (loss) per share:
     Basic................................         --   $   0.80   $   0.53   $   0.76  $   0.89   $   0.01   $  (0.01)
     Diluted..............................         --   $   0.79   $   0.52   $   0.76  $   0.88   $   0.01   $  (0.01)
    Weighted average shares outstanding:
     Basic................................         --      4,982      7,405      7,405     7,406      7,405      7,430
     Diluted..............................         --      5,078      7,517      7,405     7,444      7,441      7,430

Pro Forma Income Data: (3)
    Pro forma net income..................   $  3,817   $  4,431         --         --        --         --         --
    Pro forma net income per share........   $   0.84   $   0.87         --         --        --         --         --
    Pro forma weighted average
     shares outstanding...................      4,528      5,093         --         --        --         --         --


Operating Data:
    Number of stores open at end of period         17         25         37         40        50         48         58
    Net sales per total square foot (4)...   $    320   $    326   $    302   $    271  $    271   $    182   $    177
    Average net sales per store (000's) (4)  $  6,586   $  6,728   $  6,329   $  5,915  $  5,919   $  3,949   $  3,926
    Comparable store sales increase (5)...         5%         4%         3%         6%        3%         5%         5%

                                                                                                      As of
                                                                                               September 30, 2001
                                                                                             -----------------------
                                                                                                            As
                                                                                              Actual     Adjusted(6)
                                                                                             --------    -----------
Balance Sheet Data:
    Cash and cash equivalents..............................................................  $  3,722    $ 35,134
    Working capital........................................................................    45,458      93,960
    Total assets...........................................................................   118,556     149,968
    Total debt.............................................................................    19,990       3,490
    Shareholders' equity...................................................................    63,945     112,447

----------------------------
(1) Represents gross margin, less direct store operating expenses. There can be no assurance that our calculation of store contribution is comparable to similarly titled items reported by other companies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(2) EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA is not intended to represent cash flow from operations as defined by accounting principles generally accepted in the United States of America and should not be considered as an alternative to net income as an indicator of operating performance or to cash flows as a measure of liquidity.
(3) Until October 1997, we were an S Corporation and, accordingly, we were not subject to federal and certain state corporate income taxes. The pro forma information has been computed as if we were subject to federal and all applicable state corporate income taxes for 1996 and 1997, assuming the tax rate that would have applied had we been taxed as a C Corporation.
(4)  Includes only stores open during the entire period.
(5) Stores are added to the comparable store base at the beginning of their fourteenth full month of operation.
(6) As adjusted to give effect to the sale of 1,750,000 shares of common stock offered by us at an assumed public offering price of $29.20 per share and the exercise of a stock option for 64,500 shares by Richard Lesser, an outside director and a selling shareholder, and the related tax benefit.

                                  RISK FACTORS

         You should carefully consider the following risks and all other information contained in this prospectus before purchasing our common stock. Additional risks and uncertainties not presently known to us or that we currently see as immaterial may also impair our business operations.

                          Risks Related to Our Business

An increase in our sales, profitability and cash flow will depend on our ability to increase the number of stores we operate and increase the productivity and profitability of our existing stores.

         The key components of our growth strategy are to increase the number of stores we operate and increase the productivity and profitability of our existing stores. If we are unable to implement this strategy, our ability to increase our sales, profitability and cash flow could be significantly impaired. To the extent we are unable to open new stores as planned, our sales growth would come only from increases in comparable store sales. Growth in profitability in that case would depend significantly on our ability to increase margins or reduce our costs as a percentage of sales. There are many factors, some of which are beyond our control, which could impact our ability to implement our strategy for opening new stores. These factors include:

         o        our ability to identify suitable markets in which to expand,

         o        the availability of suitable sites for additional stores,

         o the ability to negotiate acceptable lease terms for sites we identify,

         o the availability of acceptable financing to support our growth, and

         o our ability to hire, train and retain a sufficient number of qualified managers and other store personnel.

Our success will depend on how well we manage our growth.

         Even if we are able to implement, to a significant degree, our key growth strategies of expanding our store base and increasing the productivity and profitability of our existing stores, we may experience problems relating to our growth, which may prevent any significant increase in profitability or negatively impact our cash flow. For example:

         o The costs of opening and operating new stores may offset the increased sales generated by the additional stores;

         o The opening of additional stores in an existing market could reduce net sales from existing stores in that market;

         o The opening of stores in new geographic markets may present competitive and merchandising challenges that are different than those we face in our existing geographic markets;

         o The closure or relocation of under-performing stores may result in us retaining liability for expensive leases;

         o Our growth may outpace our ability to expand, upgrade and improve our administrative, operational and management systems, controls and resources;

         o We may be unable to hire and train sufficient qualified managers and other store personnel;

         o Our suppliers may be unable to meet our increased demand for merchandise as a result of the additional stores and increased productivity of our existing stores; and

         o We may be unable to expand our existing distribution capabilities, or employ third-party distribution services on a cost effective basis, to provide sufficient merchandise for sale by our new stores.

A weak fourth quarter would have a material adverse effect on our operating results for the year.

         Our business is affected by the seasonality pattern common to most retailers. Due to the importance of our peak selling season, which includes Fall/Halloween, Thanksgiving and Christmas, the fourth quarter has historically contributed, and is expected to continue to contribute, virtually all of our net income for the entire year. In anticipation of increased sales activity during the fourth quarter, we increase our short-term borrowings and incur significant additional expense both prior to and during the fourth quarter. These expenses may include acquisition of additional inventory, advertising, in-store promotions, seasonal staffing needs and other similar items. As a result, any factors negatively affecting us during the fourth quarter of any year, including adverse weather and unfavorable economic conditions, would have a material adverse effect on our results of operations for the entire year.

Our quarterly results fluctuate due to a variety of factors and are not a meaningful indicator of future performance.

         Our quarterly results have fluctuated in the past and may fluctuate significantly in the future depending upon a variety of factors, including, among other things:

         o        the mix of merchandise sold,

         o        the timing and level of markdowns,

         o        promotional events,

         o        store openings and closings,

         o        remodels or relocations of our stores,

         o        length and timing of the holiday seasons,

         o        competitive factors, and

         o        general economic conditions.

Our comparable store sales growth was 15% in the fourth quarter of 2001, which was somewhat higher than we had projected internally. We believe that this growth and other period-to-period comparisons of our operating results cannot be relied upon as indicators of future performance. If our operating results in any future period fall below the expectations of securities analysts and investors, the market price of our securities would likely decline.

Our success depends on key personnel whom we may not be able to retain or hire.

         We are currently dependent upon the continued services, ability and experience of our senior management team, particularly John E. ("Jack") Parker, our Chief Executive Officer and Lawrence H. Fine, our President. The loss of the services of Mr. Parker or Mr. Fine or other members of senior management could have a material adverse effect on us. We do not maintain any key man life insurance on any members of our senior management team. Our success in the future will also be dependent upon our ability to attract and retain other qualified personnel, including store managers.

We face an extremely competitive retail business market.

         The arts and crafts retailing business is highly competitive. We currently compete against a diverse group of retailers, including multi-store arts and crafts retailers, mass merchandisers, small local specialty retailers, mail order vendors, hardware stores and a variety of other retailers. Almost all of our stores face aggressive competition in their market area from one or more of our major competitors. In addition, alternative methods of selling crafts, such as over the Internet or direct marketing, could result in additional future competitors and increased price competition because our customers could more readily comparison shop. Some of our competitors, particularly the mass merchandisers and national arts and crafts chains, have substantially greater financial resources and operate more stores than we do. We also compete with these and other retailers for customers, suitable retail locations, suppliers and qualified employees and management personnel. Moreover, increased competition may result in potential or actual litigation between us and our competitors relating to such activities as competitive sales and hiring practices, exclusive relationships with key suppliers and manufacturers and other matters. As a result, increased competition may adversely affect our future financial performance, and we cannot assure you that we will be able to compete effectively in the future.

We may not be able to successfully anticipate changes in merchandise trends and consumer demands and our failure to do so may lead to loss of sales and the closing of under-performing stores.

         Our success depends, in large part, on our ability to anticipate and respond in a timely manner to changing merchandise trends and consumer demands. Accordingly, any delay or failure by us in identifying and correctly responding to changing merchandise trends and consumer demand could adversely affect consumer acceptance of the merchandise in our stores. In addition, we make decisions regarding merchandise well in advance of each of the seasons in which such merchandise will be sold. Significant deviations from projected demand for merchandise would have a material adverse effect on our results of operations and financial condition, either from lost sales due to insufficient inventory or lower margins due to the need to mark down excess inventory.

         A material decline in sales and other adverse conditions resulting from our failure to accurately anticipate changes in merchandise trends and consumer demands may require us to close under-performing stores. Closing stores would subject us to additional costs including, but not limited to, taking reserves on impaired assets, loss of customer goodwill and costs associated with outstanding lease obligations.

Because of our small store base adverse events could have a greater impact on us than if we had a larger store base.

         As of December 31, 2001, we operated a chain of 61 stores. The results achieved to date by our relatively small store base may not be indicative of the results of the larger number of stores which we intend to operate in existing and new geographic markets. Because our current and planned stores are located in the eastern United States, the effect on us of adverse events in this region (such as weather or unfavorable regional economic conditions) may be greater than if our stores were more geographically dispersed. Because overhead costs are spread over a smaller store base, increases in our general and administrative expenses could affect our profitability more negatively than if we had a larger store base. Due to our relatively small store base, one or more unsuccessful new stores, or a decline in sales at an existing store, will have a more significant effect on our results of operations than would be the case if we had a larger store base.

A disruption in the operations of our distribution center could have a material adverse effect on our financial condition and results of operations.

         Our distribution center in suburban Philadelphia handles much of the distribution for our stores. Our distribution center, and thus our distribution operations, are vulnerable to damage or interruption from fire, flood, power loss, break-ins and similar events. We have no formal disaster recovery plan. The occurrence of unanticipated problems at our distribution center, all of which may not be covered by insurance, could cause interruptions or delays in our business which would have a material adverse effect on our financial condition and results of operations.

We depend on a number of key vendors to supply our merchandise, and the loss of any one of our key vendors may result in a loss of sales and significantly harm our operating results.

         Our performance depends on our ability to purchase our merchandise in sufficient quantities at competitive prices. Although we have many sources of merchandise, SBAR'S Inc., or SBAR'S, our largest supplier of merchandise, accounted for approximately 19% of the aggregate dollar volume of our purchases in 2000. We depend on SBAR'S to provide us with low-cost merchandise that would be less efficient for us to obtain directly from other vendors or manufacturers. Our future success is dependent upon our ability to maintain a good relationship with SBAR'S and our other principal suppliers. We do not have any long-term purchase agreements or other contractual assurances of continued supply, pricing or access to new products, and any vendor or distributor could discontinue selling to us at any time. We may not be able to acquire desired merchandise in sufficient quantities or on terms acceptable to us in the future, or be able to develop relationships with new vendors to replace discontinued vendors. Our inability to acquire suitable merchandise in the future or the loss of one or more key vendors and our failure to replace any one or more of them may have a material adverse effect on our business, results of operation and financial condition. Our smaller vendors generally have limited resources, production capacities and operating histories, and some of our vendors have limited the distribution of their merchandise in the past. These vendors may be susceptible to cash flow problems, downturns in economic conditions, production difficulties, quality control issues and difficulty delivering agreed-upon quantities on schedule. We also cannot assure you that we would be able, if necessary, to return product to these vendors and obtain refunds of our purchase price or obtain reimbursement or indemnification from any of our vendors if their products prove defective.

We face risks associated with sourcing and obtaining merchandise from foreign sources.

         We have in recent years placed increased emphasis on obtaining floral and seasonal items from overseas vendors, with approximately 10% of all of our merchandise being purchased from overseas vendors in 2000. In addition, many of our domestic suppliers purchase a portion of their merchandise from foreign sources. Our future success will depend in large measure upon our ability to maintain our existing foreign supplier relationships and to develop new ones. While we rely on our long-term relationships with our foreign vendors, we have no long-term contracts with them. In addition, virtually all of the merchandise which we purchase from foreign sources is manufactured in the People's Republic of China. Since adoption of an "open-door policy" in 1978, the Chinese government has been pursuing economic reform policies, including the encouragement of foreign trade and investment and greater economic decentralization. We cannot assure you, however, that China will continue to pursue these policies. Many of our imported products are subject to duties, tariffs and quotas that may limit the quantity of some types of goods which we may import into the United States. Our dependence on foreign imports also makes us vulnerable to risks associated with products manufactured abroad, including, among other things:

         o        changes in import duties, tariffs and quotas,

         o loss of "most favored nation" trading status by the United States in relation to a particular foreign country, including the People's Republic of China,

         o        work stoppages,

         o        delays in shipments,

         o        freight cost increases,

         o        economic uncertainties, including inflation,

         o        foreign government political unrest, and

         o trade restrictions, including the United States retaliating against protectionist foreign trade practices.

If any of these or other factors were to render the conduct of business in particular countries undesirable or impractical, our financial condition and results of operations could be materially and adversely affected because we would have difficulty sourcing the merchandise we need to remain competitive. An interruption or delay in supply from our foreign sources, or the imposition of additional duties, taxes or other charges on these imports could have a material adverse effect on our business, financial condition and results of operations unless and until alternative supply arrangements are secured. Products from alternative sources may be of lesser quality and/or more expensive than those we currently purchase, resulting in a loss of sales to us.

Transition to a new distribution center may cause disruption in our operations.

         We are currently negotiating the leasing and construction of a new 450,000 square foot distribution center in suburban Philadelphia which we plan to open in 2003 to support our growing store base. We intend to expand the new distribution center to 900,000 square feet by the end of 2005 and use it at that time as a replacement for our current distribution center. If the systems and controls we set-up for the new facility do not work as planned, or if the new facility is not ready at the time we anticipate, our ability to supply our stores could be impaired which could have a material adverse effect on our sales and financial performance.

We face risks relating to inventory.

         We depend upon our in-store department managers to reorder merchandise. The failure of these department managers to accurately respond to inventory requirements could adversely affect consumer acceptance of the merchandise in our stores and negatively impact sales which could have a material adverse effect on our results of operations and financial condition. If we misjudge the market, we may significantly overstock unpopular products and be forced to take significant inventory markdowns, which would have a negative impact on our operating results and cash flow. Conversely, shortages of key items could have a material adverse impact on our operating results. In addition, we conduct a physical inventory in our stores once a year, and quarterly results are based on an estimated gross margin and accrual for estimated inventory shrinkage.

Our management information systems may prove inadequate.

         We depend on our management information systems for many aspects of our business. Some of our key software has been developed by our own programmers and this software may not be easily integrated with other software and systems. Our business will be materially and adversely affected if our management information systems are disrupted or if we are unable to improve, upgrade, integrate or expand upon our systems, particularly in light of our intention to significantly increase the number of stores that we operate and our planned move to a new distribution center.

                         Risks Related to this Offering

Our common stock price may be volatile.

         The market price of our common stock has fluctuated significantly in the past, and is likely to continue to be highly volatile. In addition, the trading volume in our common stock has fluctuated, and significant price variations can occur as a result. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future. In addition, the United States equity markets have from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the stocks of emerging growth companies such as ours. These broad market fluctuations may have a material adverse effect on the market price of our common stock in the future. Such variations may be the result of changes in the trading characteristics that prevail in the market for our common stock, including low trading volumes, trading volume fluctuations and other similar factors that are particularly common among highly volatile securities of companies such as ours. Variations also may be the result of:

         o        changes in our business, operations or prospects,

         o        announcements or activities by our competitors,

         o entering into new contractual relationships or other arrangements with key suppliers or manufacturers by us or our competitors,

         o        proposed acquisitions by us or our competitors,

         o financial results that fail to meet public market analysts' expectations,

         o changes in stock market analysts' recommendations regarding us, other retail companies or the retail industry in general, and

         o        domestic and international market and economic conditions.

If our stock price is volatile, we may be subject to securities class action litigation, which would distract our management and could result in substantial costs or large judgments against us.

         In the past, securities class action litigation has often been brought against companies following periods of volatility in the market prices of their stock. We may in the future be the target of similar litigation. Securities class action litigation could result in substantial costs and distract management's attention and resources.

Future sales of our common stock in the public market could adversely affect our stock price and our ability to raise funds in new equity offerings.

         We cannot predict the effect, if any, that future sales of shares of our common stock or the availability for future sale of shares of our common stock or securities convertible into or exercisable for our common stock will have on the market price of our common stock prevailing from time to time. Sale, or the availability for sale, of substantial amounts of common stock by our existing shareholders pursuant to an effective registration statement or under Rule 144, through the issuance of shares of common stock upon the exercise of stock options or the perception that such sales or issuances could occur, could adversely affect prevailing market prices for our common stock and could materially impair our future ability to raise capital through an offering of equity securities.

Our two largest shareholders will continue to have substantial influence over matters requiring a shareholder vote.

         Upon the closing of this offering, our two largest shareholders will own approximately 35% of our outstanding common stock, or 33% if the underwriters exercise their over-allotment option in full. These shareholders, therefore, have the ability to exert significant influence over our board of directors and the outcome of shareholder votes. If these shareholders vote together, they may have the ability to elect our board of directors and determine the outcome of all corporate actions requiring shareholder approval.

We are subject to anti-takeover provisions that could delay or prevent an acquisition of our company and could adversely affect the price of our common stock.

         Provisions of our articles of incorporation and bylaws and of Pennsylvania law may make it difficult in some respects to cause a change in control of our company and replace incumbent management. For example, our articles of incorporation and bylaws provide for a classified board of directors. With a classified board of directors, at least two annual meetings of shareholders, instead of one, will generally be required to effect a change in the majority of the board. As a result, a provision relating to a classified board may discourage proxy contests for the election of directors or purchases of a substantial block of our common stock because its provisions could operate to prevent obtaining control of the board in a relatively short period of time. Our articles of incorporation also provide that our directors may be removed only for cause and upon the vote of not less than 80% of the shares of common stock represented at a shareholders' meeting, making it more difficult to effect a change of control in our board of directors. In addition, our bylaws may not be amended by shareholders except by a similar 80% vote. Our board of directors also has the authority to fix the rights and preferences of, and to issue shares of, our preferred stock, which may have the effect of delaying or preventing a change in control of our company without action by our shareholders.

Because we do not intend to pay dividends, you will benefit from an investment in our common stock only if it appreciates in value.

         We have not declared or paid any cash dividends on our common stock since becoming a public company. We currently intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. As a result, the success of your investment in our common stock will depend entirely upon its future appreciation. There is no guaranty that our common stock will appreciate in value after the offering or even maintain the price at which you purchased your shares.

                                  General Risks

Terrorist attacks and threats or actual war may impact all aspects of our operations, revenues, costs and stock price in unpredictable ways.

         Recent terrorist attacks in the United States, as well as future events occurring in response or in connection to them, including, without limitation, future terrorist attacks against United States targets, rumors or threats of war, actual conflicts involving the United States or its allies or military or trade disruptions impacting our domestic or foreign suppliers of merchandise, may impact our operations, including, among other things, causing delays or losses in the delivery of merchandise to us and decreased sales of the products we carry. More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economy. They also could result in a deepening of any economic recession in the United States or abroad. These events could also temporarily increase demand for our products as consumers respond by traveling less and engaging in home-based leisure activities which could contribute to a temporary increase in our sales which may not be sustainable. Any of these occurrences could have a significant impact on our operating results, revenues and costs and may result in the volatility of the market price for our common stock and on the future price of our common stock.

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements are principally contained in the sections on "Prospectus Summary," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to:

         o        our business and operating strategies, and

         o our plans, objectives, expectations and intentions contained in this prospectus that are not historical facts.

         In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "expect," "anticipate," "believe," "estimate," "project," "predict," "intend," "potential," "continue" and similar expressions intended to identify forward-looking statements. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition, or state other "forward-looking" information but are not statements of fact. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You are cautioned that all forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed as a result of various factors, including those factors described in the "Risk Factors" section of this prospectus. You should not place undue reliance on our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the "Risk Factors" section and elsewhere in this prospectus could harm our business, prospects, operating results and financial condition.

                                 USE OF PROCEEDS

         The net proceeds to us from our sale of 1,750,000 shares of common stock in this offering are estimated to be approximately $47.6 million, based on an assumed offering price of $29.20 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the proceeds of this offering for general corporate purposes, including store opening expenses, fixtures and equipment for new stores and a new distribution center, and for working capital. We will not receive any proceeds from the sale of shares by selling shareholders, including any shares sold by them if the underwriters exercise their over-allotment option.

         Until used, we intend to invest these proceeds in government securities and other short-term or long-term investment-grade securities.

                                 DIVIDEND POLICY

         Since becoming a public company we have never declared or paid any cash dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future.

                           PRICE RANGE OF COMMON STOCK

         Our common stock is quoted on the Nasdaq National Market and trades under the symbol "ACMR." The following table sets forth the high and low sales prices per share of our common stock as reported on the Nasdaq National Market for the periods indicated.

                                                               High       Low
                                                              ------     -----
                        Year Ended December 31, 2000
             First Quarter.................................. $ 7.94     $ 4.63
             Second Quarter.................................   7.88       4.50
             Third Quarter..................................   9.50       6.31
             Fourth Quarter.................................   8.63       5.75

                        Year Ended December 31, 2001
             First Quarter.................................. $ 9.44     $ 7.94
             Second Quarter.................................  15.40       8.63
             Third Quarter..................................  19.05      11.65
             Fourth Quarter.................................  34.00      15.15

                        Year Ending December 31, 2002
             First Quarter (through January 8, 2002)........ $31.00     $28.61


         On January 8, 2002, the closing sale price of our common stock on the Nasdaq National Market was $29.20 per share. The number of record holders of our common stock as of December 31, 2001 was approximately 87.

                                 CAPITALIZATION

         The following table sets forth our capitalization at September 30, 2001 on an actual basis and as adjusted to give effect to the application of the net proceeds from our sale of 1,750,000 shares of common stock at an assumed public offering price of $29.20 per share, after deduction of underwriting discounts and commissions and estimated offering expenses, and the exercise of a stock option for 64,500 shares and the related tax benefit. This table should be read in conjunction with our Financial Statements and Notes thereto included elsewhere in this prospectus. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                                                                 September 30, 2001
                                                                            ---------------------------
                                                                             Actual         As Adjusted
                                                                            -------         -----------
                                                                                (in thousands)
  Cash and cash equivalents............................................     $ 3,722         $    35,134
                                                                            =======         ===========
  Line of credit.......................................................     $16,500         $        --
  Current portion of equipment leases..................................       1,260               1,260
                                                                            -------         -----------
     Total short-term debt.............................................      17,760               1,260
                                                                            -------         -----------
  Equipment leases, less current portion...............................       2,230               2,230
                                                                            -------         -----------
     Total long-term liabilities.......................................       2,230               2,230

  Shareholders' Equity:
     Preferred stock, no par value, 5,000,000 shares authorized; no
       shares issued and outstanding actual and as adjusted............          --                  --
     Common stock, no par value, 20,000,000 shares authorized; 7,454,597 shares issued and outstanding, actual and 9,269,097 shares issued
       and outstanding, as adjusted....................................      43,572              92,074
     Retained earnings.................................................      20,373              20,373
                                                                            -------         -----------
     Total shareholders' equity........................................      63,945             112,447
                                                                            -------         -----------
       Total capitalization............................................     $83,935         $   115,937
                                                                            =======         ===========

         The above table excludes 884,666 shares of common stock issuable upon exercise of outstanding stock options under our 1997 Stock Option Plan as of September 30, 2001 at a weighted average exercise price of $9.94 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus. The statement of income data for the years ended December 31, 1998, 1999 and 2000 and the balance sheet data at December 31, 1999 and 2000 are derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The statement of income data for the years ended December 31, 1996 and 1997 and the balance sheet data at December 31, 1996, 1997 and 1998 are derived from our audited consolidated financial statements not included in this prospectus. The interim statement of income data for the nine-month periods ended September 30, 2000 and September 30, 2001 and the interim balance sheet data at September 30, 2000 and September 30, 2001 are derived from our unaudited consolidated interim financial statements appearing elsewhere in this prospectus which, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments necessary for a fair presentation of that data. The data for the nine-month period ended September 30, 2001 are not necessarily indicative of results for the year ending December 31, 2001 or any future period.

                                                                                                     Nine Months Ended
                                                            Year Ended December 31,                    September 30,
                                                -------------------------------------------------   ------------------
                                                 1996      1997       1998       1999      2000       2000      2001
                                                -------  --------   --------   --------  --------   --------  --------
                                                         (In thousands, except per share and operating data)
Statement of Income Data:
  Net sales................................    $109,319  $138,056   $187,005   $222,998  $262,057   $168,875  $209,774
  Gross margin.............................      40,124    51,229     68,278     79,920    96,207     62,032    77,581
  Selling, general and administrative
    expenses...............................      33,041    41,971     60,214     70,336    83,516     60,295    75,092
  Store pre-opening expenses...............         140     1,477      2,234        609     1,928      1,532     2,074
  Income from operations...................       6,943     7,781      5,830      8,975    10,763        205       415
  Interest expense (income) ...............         557       429       (405)       (39)      187         95       478
  Provisions for income taxes..............          80     3,360      2,300      3,350     4,019         42       (23)
  Net income (loss)........................       6,306     3,992      3,935      5,664     6,557         68       (40)
  Net income (loss) per share, diluted.....    $     --  $   0.79   $   0.52   $   0.76  $   0.88   $   0.01  $  (0.01)

  Weighted average shares outstanding,
    diluted................................          --     5,078      7,517      7,405     7,444      7,441     7,430

Pro Forma Income Data: (1)
  Pro forma net income.....................    $  3,817  $  4,431         --         --        --         --        --
  Pro forma net income per share...........    $   0.84  $   0.87         --         --        --         --        --
  Pro forma weighted average
    shares outstanding.....................       4,528     5,093         --         --        --         --        --


Balance Sheet Data (as of):
  Working capital..........................    $ 20,597  $ 40,974   $ 42,721   $ 46,625  $ 47,168   $ 41,940  $ 45,458
  Total assets.............................      37,799    66,067     82,357     90,617   107,392     97,355   118,556
  Total debt...............................      19,605        --      1,918      1,568     1,201      9,045    19,990
  Shareholders' equity.....................       7,492    47,086     51,171     56,972    63,681     57,145    63,945

Operating Data:
  Number of stores open at end of period...          17        25         37         40        50         48        58
  Net sales per total square foot (2)......    $    320  $    326   $    302   $    271  $    271   $    182  $    177
  Average net sales per store (000's) (2)..    $  6,586  $  6,728   $  6,329   $  5,915  $  5,919   $  3,949  $  3,926
  Comparable store sales increase (3)......          5%        4%         3%         6%        3%         5%        5%

----------------------------
(1) Until October 1997, we were an S Corporation and, accordingly, we were not subject to federal and certain state corporate income taxes. The pro forma information has been computed as if we were subject to federal and all applicable state corporate income taxes for 1996 and 1997, assuming the tax rate that would have applied had we been taxed as a C Corporation.
(2)  Includes only stores open during the entire period.
(3) Stores are added to the comparable store base at the beginning of their fourteenth full month of operation.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

         We are a rapidly growing specialty retailer offering a vast selection of arts, crafts and floral merchandise to a broad demographic of consumers. Our target customers are primarily women between the ages of 25 and 55 who are looking for ideas to decorate their homes, create handmade items, or otherwise engage in arts and crafts activities. We have grown from 17 stores in January 1997 to 61 stores in December 2001. Our stores are located in the eastern United States from New England to the Carolinas.

         We established our first store in Moorestown, New Jersey in 1984 and grew to five stores by the end of 1993. We added a total of 12 additional stores in 1994 and 1995. In 1995, we began implementing an aggressive expansion plan and built our infrastructure to position us for that growth. By the end of 1996, we had recruited experienced senior retail executives in the areas of operations, merchandising and finance, and made key additions and changes in other areas such as buying, information systems, human resources and real estate. From 1997 through 2001 we continued to strengthen and expand our management team including the addition of Lawrence H. Fine as our President in June 2001. We also continued to develop our operating systems, the most important of which was our new point of sale, or POS, system implemented in August 2000.

         In 1996, we leased a new 131,000 square foot distribution center and office complex in suburban Philadelphia, which was expanded to 263,000 square feet in 1998. We also developed an automated ordering system using electronic data interchange, or EDI, to link us electronically with most of our vendors and developed a real estate program to accommodate our expansion plan. In 1997, we received financing for our growth through an initial public offering of our common stock with net proceeds, after the payment of outstanding debt, of approximately $16 million. In 1997 and 1998, we continued implementing our expansion strategy by opening a total of 20 new stores.

         In 1998 we did not meet our profit objectives. As a result, in 1999, we made a decision to concentrate on improving the profitability of our existing store base and to open only three stores. We revamped our store opening procedures, prepared our systems for further expansion, and strengthened our merchandising with improved communication between our store management and our buyers.

         With the changes we made in 1999, we re-established our expansion plan and opened ten new stores in 2000 and 11 new stores in 2001. During the next two years, we intend to increase our store base by approximately 20% per year, all within 700 miles of our suburban Philadelphia distribution center, an area encompassing approximately 45% of the United States population. We believe we can operate at least 120 stores in this area without significantly diluting sales in our existing stores. To accommodate this growth, we are in the process of negotiating the leasing and construction of a new distribution center which will initially be 450,000 square feet plus 30,000 square feet of office space and will be located near our existing distribution center. We plan to expand the new distribution center to 900,000 square feet by the end of 2005 and then vacate our existing distribution center.

         For each new store we plan to open in the next two years, we expect to spend on average approximately $1.3 million per store, which includes $365,000 for fixtures and equipment, $190,000 in pre-opening costs, and $700,000 for in-store inventory, net of accounts payable. Although the majority of our stores are built by the landlord to suit our needs, from time to time we may perform some of the construction ourselves. This generally occurs in those instances where we are taking over an existing lease from another retailer. In 1998, 1999 and 2000, these construction costs totaled approximately $895,000, $0 and $1.1 million, respectively. All pre-opening costs are expensed as incurred.

         Initially, new stores generate lower average sales volume than mature stores which have a more fully developed customer base. During the period from 1996 through 2000, average sales per square foot declined from $320 to $271. This decline resulted from the addition of 23 new stores.

         We project new store sales based on a five-year maturity cycle with average sales per store in their first full calendar year of operation of $4.6 million growing to $5.9 million in their fifth full calendar year of operation. We project that each new store will achieve "four wall" cash return on investment of over 40% in their third year of operation. Four wall cash return represents the gross margin generated by a store before the allocation of buying and distribution costs, less store expenses and excluding depreciation. We cannot assure you that our new stores will achieve these sales and four wall cash returns in the future.

Results of Operations

         The following table sets forth, for the periods indicated, selected statement of operations data expressed as a percentage of net sales:

                                                                                                 Nine Months Ended
                                                                 Year Ended December 31,           September 30,
                                                             ------------------------------     -------------------
                                                               1998        1999       2000       2000         2001
                                                             -------      ------     ------     ------       ------
  Net sales.............................................      100.0%      100.0%     100.0%     100.0%       100.0%
  Cost of sales.........................................       63.5        64.2       63.3       63.3         63.0
                                                             -------      ------     ------     ------       ------
  Gross margin..........................................       36.5        35.8       36.7       36.7         37.0
  Selling, general and administrative expenses..........       32.2        31.5       31.9       35.7         35.8
  Store pre-opening expenses............................        1.2         0.3        0.7        0.9          1.0
                                                             -------      ------     ------     ------       ------
  Income from operations................................        3.1         4.0        4.1        0.1          0.2
  Interest expense(income), net.........................       (0.2)       (0.0)       0.1        0.1          0.2
                                                             -------      ------     ------     ------       ------
  Income before income taxes............................        3.3         4.0        4.0        0.0          0.0
  Provision for income taxes............................        1.2         1.5        1.5        0.0          0.0
                                                             -------      ------     ------     ------       ------
  Net income............................................        2.1%        2.5%       2.5%       0.0%         0.0%
                                                             =======      ======     ======     ======       ======

Nine Months Ended September 30, 2001 Compared to Nine Months Ended September 30, 2000

         Net Sales. Net sales increased $40.9 million, or 24.2%, to $209.8 million in the nine months ended September 30, 2001 from $168.9 million in the comparable 2000 period. This increase resulted from (i) net sales of $13.5 million from eight new stores opened in 2001, (ii) net sales of $19.3 million from stores opened in 2000 which were not included in the 2000 comparable store base, and (iii) a comparable store sales increase of $8.1 million, or 5%. Stores are added to the comparable store base at the beginning of the fourteenth full month of operation.

         Gross Margin. Gross margin is net sales minus the cost of sales and certain distribution and purchasing costs. The gross margin increased to 37.0% of net sales in the nine months ended September 30, 2001 from 36.7% in the nine months ended September 30, 2000. The increase is due to changes in our product mix, cost reductions obtained from our vendors and from leveraging our buying and distribution expense over a larger store base, offset somewhat by higher freight costs.

         Selling, General and Administrative Expenses. Selling, general and administrative expenses include (i) direct store level expenses, including rent and related operating costs, payroll, advertising, depreciation and other direct costs, and (ii) corporate level costs not directly associated with or allocable to cost of sales including executive salaries, accounting and finance, corporate information systems, office facilities and other corporate expenses. Selling, general and administrative expenses increased $14.8 million, or 24.5%, in the nine months ended September 30, 2001 to $75.1 million from $60.3 million in the nine months ended September 30, 2000. Of the $14.8 million increase, $11.9 million was attributable to the stores opened in 2001 which were not open during 2000 and the stores opened in 2000 which were not included in the 2000 comparable store base. Of the remainder, $2.1 million is due to increases in the comparable stores and $800,000 is attributable to the increase in corporate costs to support our growth. As a percentage of net sales, selling, general and administrative costs increased to 35.8% of net sales in the nine months ended September 30, 2001 from 35.7% of net sales in the nine months ended September 30, 2000. This increase is primarily due to the newer stores which, on average, initially have higher operating costs as a percent of net sales than older stores, offset by leveraging corporate costs over a larger store base.

         Store Pre-Opening Expenses. We expense store pre-opening costs as they are incurred. Pre-opening expenses for the eight new stores opened in the first nine months of 2001, the new store which opened in October 2001 and two stores which were relocated during the period amounted to $2.1 million. In the first nine months of 2000, we opened eight new stores and incurred pre-opening expenses of $1.5 million.

         Net Interest Expense. In the first nine months of 2001, we had interest expense of $478,000 compared with interest expense of $95,000 in 2000. The increase is due to the use of short term borrowings to fund the new stores added in 2000 and 2001.

         Income Taxes. Our effective income tax rate was 37% for the nine months ended September 30, 2001 and 38% for the comparable period in 2000.

2000 Compared to 1999

         Net Sales. Net sales increased $39.1 million, or 17.5%, to $262.1 million in 2000 from $223.0 million in 1999. This increase resulted from (i) net sales of $25.2 million from ten new stores opened during 2000, (ii) net sales of $7.5 million from stores opened in 1999 not included in the 1999 comparable store base and (iii) a comparable store sales increase of $6.4 million, or 3%.

         Gross Margin. Gross margin increased to 36.7% of net sales in 2000 from 35.8% in 1999 mainly due to cost reductions obtained from both domestic and foreign suppliers and also because of fewer seasonal markdowns in the fourth quarter of 2000 as compared to the fourth quarter of 1999.

         Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $13.2 million, or 18.7%, in 2000 to $83.5 million from $70.3 million in 1999. Of the $13.2 million increase, $10.2 million was attributable to the ten stores open during 2000 which were not open during 1999 and the stores opened in 1999 not included in the 1999 comparable store base. The remainder of the increase is attributable to $1.6 million in operating expenses in the comparable stores and $1.4 million in corporate costs. The increase in corporate costs is the result of continued expansion of our infrastructure to support our growth. As a percentage of sales, selling, general and administrative costs increased to 31.9% of net sales in 2000 from 31.5% of net sales in 1999. This increase is primarily due to the new stores which, on average, initially have higher operating costs as a percent of sales than older stores.

         Store Pre-Opening Expenses. Pre-opening expenses for the ten new stores opened in 2000 amounted to $1.9 million. In 1999, we opened three stores and had pre-opening expenses of $609,000.

         Interest Expense. Interest expense was $345,000 for 2000, an increase of $173,000 from 1999. This increase was the result of greater short-term bank borrowings to fund the new stores added in 2000.

         Interest Income. Interest income was $158,000 in 2000, a decrease of $53,000 from 1999. The decrease was due to a lower balance of cash investments as the proceeds of our 1997 initial public offering of common stock were used to fund our growth.

         Income Taxes. Our effective tax rate was 38.0% for 2000, which was 0.8% greater than the effective rate in 1999 due to the level of income which moved us into a higher federal income tax bracket.

1999 Compared to 1998

         Net Sales. Net sales increased $36.0 million, or 19.2%, to $223.0 million in 1999 from $187.0 million in 1998. This increase resulted from (i) net sales of $4.1 million from three new stores opened during the period, (ii) net sales of $21.1 million from stores opened in 1998 not included in the comparable 1998 store base, and (iii) a comparable store sales increase of $10.8 million, or 6%.

         Gross Margin. Gross margin decreased to 35.8% of net sales in 1999 from 36.5% in 1998 mainly due to more competitive discounting in the marketplace in 1999.

         Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $10.1 million, or 16.8%, in 1999 to $70.3 million from $60.2 million in 1998. Of the $10.1 million increase, $9.8 million was attributable to the three stores open during 1999 which were not open during 1998 and the stores opened in 1998 not included in the 1998 comparable store base. The remainder of the increase is attributable to $200,000 in operating expenses in the comparable stores and $100,000 in corporate costs. As a percentage of net sales, selling, general and administrative costs decreased to 31.5% of net sales in 1999 from 32.2% of net sales in 1998. This decrease is primarily due to leveraging of corporate general and administrative expenses.

         Store Pre-Opening Expenses. Pre-opening expenses for the three new stores opened in 1999 amounted to $609,000. In 1998, we opened 12 stores and had pre-opening expenses of $2.2 million.

         Interest Expense. Interest expense was $172,000 for 1999, an increase of $106,000 from 1998. This increase was the result of greater short-term bank borrowings to fund the new stores added in 1999.

         Interest Income. Interest income was $211,000 in 1999, a decrease of $260,000 from 1998. The decrease was due to lower cash investments as the proceeds of our 1997 initial public offering of common stock were used to fund our growth.

         Income Taxes. Our effective tax rate was 37.2% for 1999, which was 0.3% greater than the effective rate in 1998.

Quarterly Results and Seasonality

         The following tables set forth our unaudited quarterly operating results for our eleven most recent quarterly periods and the number of stores open at the end of each period (dollars in thousands, except share and store data).

                                                1999                                2000                            2001
                                -----------------------------------  ----------------------------------  -------------------------
                                 First    Second    Third   Fourth    First   Second    Third   Fourth    First    Second   Third
                                Quarter   Quarter  Quarter  Quarter  Quarter  Quarter  Quarter  Quarter  Quarter  Quarter  Quarter
                                -------   -------  -------  -------  -------  -------  -------  -------  -------  -------  -------
Net sales.....................  $48,136   $45,460  $50,245  $79,157  $52,783  $55,186  $60,906  $93,182  $66,423  $67,131  $76,220
Cost of sales.................   30,521    28,871   31,908   51,728   33,374   34,919   38,550   59,007   41,978   42,264   47,951
                                -------   -------  -------  -------  -------  -------  -------  -------  -------  -------  -------
  Gross margin................   17,615    16,589   18,337   27,429   19,409   20,267   22,356   34,175   24,445   24,867   28,269
  Selling, general and
    administrative............   16,915    16,857   18,138   18,476   18,597   19,920   21,778   23,221   23,438   24,718   26,936
  Pre-opening expense.........       --        --      281      328      645      311      576      396    1,075      374      625
                                -------   -------  -------  -------  -------  -------  -------  -------  -------  -------  -------
Income (loss) from operations.      700      (268)     (82)   8,625      167       36        2   10,558      (68)    (225)     708
  Interest expense, net.......      (71)      (10)      48       (6)     (66)      12      149       92       32      149      297
                                -------   -------  -------  -------  -------  -------  -------  -------  -------  -------  -------
Income (loss) before income
  taxes.......................      771      (258)    (130)   8,631      233       24     (147)  10,466     (100)    (374)     411
Income tax expense (benefit)..      301      (101)     (51)   3,201       89        9      (56)   3,977      (38)    (141)     156
                                -------   -------  -------  -------  -------  -------  -------  -------  -------  -------  -------
Net income (loss).............      470      (157)     (79)   5,430      144       15      (91)   6,489      (62)    (233)     255
                                =======   =======  =======  =======  =======  =======  =======  =======  =======  =======  =======
Net income (loss) per share,
  diluted.....................  $  0.06   $ (0.02) $ (0.01) $  0.73  $  0.02  $  0.00  $ (0.01) $  0.87  $ (0.01) $ (0.03) $  0.03
Weighted average shares
  outstanding.................    7,405     7,405    7,405    7,405    7,411    7,435    7,472    7,463    7,423    7,429    7,788

Number of stores open at end
  of period...................       37        37       38       40       42       45       48       50       53       55       58
Comparable store sales
  increase....................       2%        7%       8%       6%       3%       7%       5%     (1)%       4%       4%       7%

         Due to the importance of our peak selling season, which includes Fall/Halloween, Thanksgiving and Christmas, the fourth quarter has historically contributed, and is expected to continue to contribute, virtually all of our profitability for the entire year. As a result, any factors negatively affecting us during the fourth quarter of any year, including adverse weather and unfavorable economic conditions, would have a material adverse effect on our results of operations for the entire year.

         Our quarterly results of operations also may fluctuate based upon such factors as the length of holiday seasons, the date on which holidays fall, the number and timing of new store openings, the amount of store pre-opening expenses, the amount of net sales contributed by new and existing stores, the mix of products sold, the timing and level of markdowns and other competitive factors.

Liquidity and Capital Resources

         Our cash is used primarily for working capital to support our inventory requirements and fixtures and equipment, pre-opening expenses and beginning inventory for new stores. In recent years, we have financed our operations and new store openings primarily with cash from operations, the net proceeds we received from our initial public offering in 1997 and with borrowings under bank financing agreements.

         At September 30, 2001, our working capital was $45.5 million. Cash used in operations was $18.6 million for the nine months ended September 30, 2001 primarily as a result of an increase in inventory of $14.1 million to support new stores and to build for our peak selling season, a reduction of accounts payable and accrued liabilities in the amount of $5.2 million and payments for income taxes of $3.0 million. For the nine months ended September 30, 2000 approximately $12.3 million of cash was used in operations. This was primarily the result of a $13.6 million increase in inventory to support stores and build inventory for our peak selling season.

         At December 31, 2000 and 1999, our working capital was $47.2 million and $46.6 million, respectively. During 2000 and 1999 cash of $6.7 million and $9.8 million was generated by operations, respectively. In 1998, cash used in operations was $4.4 million. In these three periods, $13.5 million, $4.9 million and $17.4 million of cash, respectively, was used to increase inventory levels to support both new and existing stores. In these periods, part of the inventory increase was financed through increases in accounts payable of $8.1 million, $2.6 million and $6.7 million, respectively.

         Net cash used in investing activities during the nine month periods ended September 30, 2001 and September 30, 2000 was $7.1 and $7.6 million, respectively. This use of cash was for capital expenditures, primarily related to the purchase of fixtures and equipment for new stores. In 2002, we expect to spend approximately $12.0 million on capital expenditures, which includes approximately $8.0 million for new store openings, and the remainder for remodeling and systems in existing stores, warehouse equipment and corporate systems development. There are no other material commitments for capital expenditures other than new store openings in the next 12 months.

         Net cash used in investing activities during 2000, 1999 and 1998 was $10.6 million, $1.7 million and $4.6 million, respectively. This use of cash was for capital expenditures of $10.6 million in 2000, $5.5 million in 1999, and $4.7 million in 1998. In 2000, capital expenditures related principally to new store openings and the implementation of the POS system. In 1999 capital expenditures included $2.5 million for new store openings and for major renovations in existing stores and $2.0 million relating to POS and other systems development. In 1999, we received $3.9 million in cash upon the maturity of investment grade securities held by us. In 1998, capital expenditures were made principally for new store openings and the expansion of the distribution center.

         In the nine month periods ended September 30, 2001 and 2000, net cash provided by financing activities was $19.1 million and $7.5 million, respectively. This is comprised primarily of borrowings under our revolving credit facility and, in 2001, $2.8 million of proceeds from equipment financing. The proceeds from financing activities were used for new store openings, including related capital expenditures. The borrowings under our credit facility are secured by all of our assets.

         On August 3, 2001, we entered into a new $50 million three year revolving credit agreement with KeyBank, on its own behalf and as administrative agent, and First Union National Bank. Borrowings under this credit facility accrue interest at rates that will vary between LIBOR plus 150 basis points and LIBOR plus 200 basis points, depending on the fixed charge coverage ratio at the time of borrowing.

         We believe that cash generated from our operations and available borrowings under our credit facility, will be sufficient to finance our working capital and capital expenditure requirements for at least the next 12 months.

Recent Accounting Pronouncements

         In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 133, Accounting for Derivative Instruments and Hedging Activities, which requires that all derivative financial instruments be recognized as either assets or liabilities in the balance sheet. SFAS No. 133, which was effective for our first quarter of 2001, has not had a material impact on our consolidated results of operation, financial position or cash flows.

         In July 2001, FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. SFAS No. 142 requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles, effective January 1, 2002. We do not believe that the adoption of these pronouncements will have a material impact on our financial statements. FASB also recently issued Statement No. 143, "Accounting for Asset Retirement Obligations" and Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Statement No. 143 requires the recognition of a liability for the estimated cost of disposal as part of the initial cost of a long-lived asset. Statement No. 144 supersedes Statement No. 121 to supply a single accounting approach for measuring impairment of long-lived assets, including segment of a business accounted for as a discontinued operation or those to be sold or disposed of other than by sale. We must adopt Statement No. 143 in 2003 and Statement No. 144 in 2002. We believe that adopting these pronouncements on our financial statements will not have a material impact on our consolidated results of operation, financial position or cash flows.

                                    BUSINESS

Our Company

         We are a rapidly growing specialty retailer offering a vast selection of arts, crafts and floral merchandise to a broad demographic of consumers. Our target customers are primarily women between the ages of 25 and 55 who are looking for ideas to decorate their homes, create handmade items or otherwise engage in arts and crafts activities. We have grown from 17 stores in January 1997 to 61 stores in December 2001. In 2000, for stores open for the full calendar year, our average sales per square foot were $271, which we believe to be the highest in our industry, and our average sales per store were approximately $5.9 million.

         Our stores are located in the eastern United States from New England to the Carolinas. For the foreseeable future we intend to locate our new stores within 700 miles of our distribution center, an area encompassing approximately 45% of the United States population. We believe we can support at least 120 stores in this geographic area from our distribution center.

         Our assortment of merchandise consists of approximately 60,000 SKUs with more than 45,000 SKUs offered at each store at any one time. We believe we offer a superior shopping experience that is differentiated by our broad merchandise assortment, high in-stock positions, exciting stores, attentive and knowledgeable sales associates and competitive prices.

         We have a highly experienced management team which is comprised of executives who have each participated in the expansion of several large retailers. Collectively, our Chief Executive Officer, President, Chief Operating Officer and Chief Financial Officer have more than 125 years experience in retailing.

Our Market

         We compete in a $23 billion market comprised primarily of arts and crafts products, silk and dried flowers and picture frames. Our market is highly fragmented and is served by multi-store arts and crafts retailers, mass merchandisers, small, local specialty retailers, mail order vendors, hardware stores and a variety of other retailers.

         The size and growth of our market is sustained by the popularity of arts and crafts. According to a 2001 Hobby Industry Association report, 54% of United States households participated in crafts and craft-related hobbies during 2000. Further, a June 2001 Harris Poll reports that the popularity of crafts is similar to the popularity of watching sports, listening to music, playing golf, boating, hunting and other similar leisure activities. The current popularity of crafts is reflected in the national media. For example, crafts are prominently featured on Martha Stewart Living(R) and The Rosie O'Donnell Show(R) and in related publications.

Our Merchandise

         Our merchandising strategy is to offer the broadest and deepest assortment of arts, crafts and floral merchandise and to provide our customers with all of the components necessary for their crafting projects on a regular basis. Below is a representative list of our merchandise:

         o Art Supplies and Frames: paints, brushes, canvas, drawing tools, rubber stamps and stationery, scrapbooking supplies, stencils and frames.

         o Traditional Crafts: stitchery, yarn for knitting and rug hooking, cake and candy making supplies, glass crafts, decoupage, wood crafts, kids crafts, felt, glitter, dollmaking, dollhouses and furniture, and instructional books.

         o Floral and Accessories: silk and dried flowers, accessories like vases and other products to assist in the arrangement of flowers, pre-made and custom made floral arrangements, ribbon and lace, wedding related items, potpourri, candles, candle making supplies and wicker baskets.

         o Fashion Crafts: t-shirts and sweatshirts, decorative items like patches and rhinestones and jewelry making supplies like beads.

         o Seasonal Items: craft making materials, decorations and floral products for all major holidays and seasons, including Christmas, Fall/Halloween, Spring/Easter, Valentine's Day and St. Patrick's Day.

Business and Operating Strategy

         We believe that our customers expect exceptional service and a broad assortment of in-stock merchandise at competitive prices in an exciting and easy-to-shop store. Our goal is to consistently deliver an overall value proposition that exceeds our customers' expectations and offers them a superior shopping experience. In order to achieve this goal we pursue the following five primary business and operating strategies:

         We strive to offer the broadest and deepest assortment of arts, crafts and floral merchandise.

         We believe that key elements in a customer's decision where to shop are variety and selection of merchandise. We believe our stores offer the broadest and deepest selection of arts, crafts and floral merchandise in our industry. Each of our stores stocks 60,000 SKUs across five major merchandise categories during the course of a year, with more than 45,000 SKUs offered at each store at any one time. Our buyers actively seek new merchandising opportunities by monitoring industry trends, working with domestic and international vendors, attending trade shows and craft fairs and regularly interacting with our customers. We believe that our ability to provide new merchandise to our customers on a continuous basis differentiates us from our competitors.

         We strive to maintain a superior in-stock merchandise position.

         Craft projects usually require multiple components. Providing all of the components for a particular craft project in a single store on a regular basis is critical to meeting the demands of our customers. Therefore, we designed our merchandise distribution systems to ensure rapid replenishment of inventory and the highest levels of in-stock positions in our stores. Our distribution center will deliver merchandise to each of our stores three to five times per week during our peak selling season, and two to three times per week throughout the balance of the year. In our peak selling season, our store managers can replenish 70% of their shelf merchandise assortment within two to three days.

         We strive to operate exciting, easy-to-shop stores.

         We provide our customers with project ideas by displaying samples of completed craft projects throughout our stores. We believe that these displays generate excitement and foster impulse buying and return visits to our stores. We regularly provide video and live in-store crafting demonstrations. We offer frequent in-store classes for children and adults in most of our stores on a wide variety of craft skills. Our stores are designed to be uncluttered, well-organized and well-lit. Wide aisles and easy to read signage help our customers locate merchandise and make our stores easy-to-shop.

         To ensure prompt and personalized service, we staff our stores with a high ratio of store personnel to customers, typically including a store manager, three associate managers, nine department managers and a staff of approximately 49 additional full-time and part-time employee team members. Store personnel, many of whom are crafters themselves, assist customers with merchandise selection and project ideas.

         We strive to attract and retain experienced and entrepreneurial store management.

         To provide optimal customer service, we strive to foster merchandising creativity and an entrepreneurial culture throughout all levels of our organization. Store managers are empowered and encouraged to identify merchandising opportunities and to tailor displays to local preferences for craft projects. While receiving direction and support from corporate level management, this autonomy allows store managers to use individual creativity to cater to the needs and demands of customers. If proven successful, merchandising ideas generated by a store manager can be implemented quickly throughout our chain. We believe this helps us to increase sales and profitability. Store managers and associate managers earn incentive bonuses based on annual increases in the profitability of their stores. The average annual compensation for our store managers was approximately $100,000 in 2000. We believe our focus on empowering and rewarding our employees, all of whom are "team members," helps in recruiting, hiring and retaining talented personnel. Our turnover rate for store managers averaged 7% per year from 1997 through 2001.

         We strive to provide superior price/value for our customers.

         We believe that our customers consider the relationship between the quality and price of our merchandise to be important factors in their buying decisions. Therefore, we strive to be the price/value leader in all of our merchandise categories. Our purchasing professionals and store managers actively monitor competitors' prices to ensure we maintain low prices while preserving merchandise quality and value. Our policy to beat any competitor's advertised price by 10% is clearly displayed in our stores. In addition, on a weekly basis, we advertise select items at 20% to 40% off their everyday low prices. We believe that our price/value strategy exceeds our customers' expectations and enhances customer loyalty.

Growth Strategy

         The market in which we operate is large and fragmented. We believe that this presents an opportunity to continue to grow our business for the foreseeable future. Our objective is to improve our market share in existing geographic markets and to expand into new geographic markets while enhancing our profitability through greater leverage of our corporate infrastructure. To support our growth, we expect to expand our facilities, upgrade our management information systems and hire additional corporate personnel. We believe by increasing our store base we can obtain economies of scale in advertising, distribution, purchasing and management costs and, as a result, improve our operating margins.

         Opening New Stores:

         During the next two years we intend to increase our store base of 61 locations by approximately 20% per year. Our current strategy is to open new stores within a 700 mile radius of our existing corporate headquarters and distribution center located in suburban Philadelphia. This geographic area contains approximately 45% of the United States population. Ultimately, we believe that we can at least double the number of our existing stores within this geographic area without significantly diluting the sales in our existing stores. In the future, we may open stores in other regions.

         Our site selection strategy is overseen by a Vice President of Real Estate who is responsible for identifying favorable store locations in both existing and new geographic markets. Our site selection criteria include an assessment of population and demographic characteristics of the market area, customer traffic, performance of other retailers within the area, co-tenants at the proposed site, projected profitability and cash return on investment.

         We have developed a standardized procedure for opening new stores. Our new store opening team develops the floor plan and inventory layout based on our store prototype and hires and trains team members in connection with the opening of each new store. For each new store we plan to open in the next two years, we expect to spend approximately $1.3 million, which includes $365,000 for fixtures and equipment, $190,000 in pre-opening costs, and $700,000 for in-store inventory, net of accounts payable.

         Increasing Sales in Existing Stores:

         In 2000, for stores open at least one full calendar year, our average sales per square foot were $271, which we believe to be the highest in our industry, and our average sales per store were approximately $5.9 million. Our comparable store sales growth was 5% in 1996, 4% in 1997, 3% in 1998, 6% in 1999 and 3% in 2000. Stores are added to the comparable store base at the beginning of their fourteenth full month of operation. Our primary method of increasing sales in our existing stores is to successfully execute our business and operating strategies, including:

         o        providing the broadest and deepest merchandise assortment,

         o        maintaining a superior in-stock position,

         o        operating exciting and easy-to-shop stores,

         o        providing new merchandise and crafting ideas to our customers,

         o hiring and retaining entrepreneurial and knowledgeable store managers and sales teams, and

         o        providing superior price/value for our customers.

Merchandising

         Our merchandising strategy is to offer the broadest and deepest assortment of arts, crafts and floral merchandise and to provide our customers with all of the components necessary for their crafting projects on a regular basis. We believe our merchandise appeals to a wide range of recreational and professional crafters of all ages and economic backgrounds. However, our primary customers are women ages 25 to 55. We maintain a fresh and exciting shopping environment by frequently introducing new merchandise into our stores and by regularly updating our displays of completed craft projects. Our buyers actively seek new merchandising opportunities by monitoring industry trends, working with domestic and international vendors, and regularly attending trade shows and craft fairs.

         The following table describes net sales for each of our merchandise categories as a percentage of our total net sales for the years ended December 31, 1998 through 2000, and for the nine months ended September 30, 2000 and 2001:

                                                                Year Ended                  Nine Months Ended
                                                               December 31,                  September 30,
                                                     ------------------------------       ------------------
                                                      1998        1999        2000         2000        2001
                                                     ------      ------      ------       ------      ------
         Art Supplies and Frames...............        28.0%       30.0%       31.0%        32.0%       34.0%
         Traditional Crafts....................        32.0        31.0        30.0         30.0        30.0
         Floral and Accessories................        27.0        27.0        26.0         27.0        26.0
         Fashion Crafts........................         7.0         7.0         8.0          9.0         8.0
         Seasonal Items........................         6.0         5.0         5.0          2.0         2.0
                                                      ------      ------      ------       ------      ------
         Total.................................       100.0%      100.0%      100.0%       100.0%      100.0%

         Our corporate office develops a planogram for each of our basic and seasonal merchandise categories which is implemented at the store level. A planogram is a diagram that shows how and where each specific retail product should be placed on shelves or displays. The planograms are developed by a team consisting of our buyers and members of our planogram department, with input from key vendors. The planograms are developed using information about the products, such as size, shape, colors, or theme, sales volume and inventory levels. By analyzing past and current sales patterns, we can then adjust our planograms to present merchandise in a manner that helps maximize sales.

         Our POS system allows us to make better merchandising decisions by identifying sales volume and seasonality patterns of particular items of merchandise. With this information we can make better decisions regarding when to stock, reorder, mark-down and discontinue merchandise.

         Our purchasing professionals and store managers actively monitor competitors' prices to ensure we maintain low prices while preserving merchandise quality and value. Our policy of beating any competitor's advertised price by 10% is clearly displayed in our stores. On a weekly basis, we advertise select items at 20% to 40% off their everyday low prices. We also accept competitors' coupons. We believe that our strategy of price/value leadership enhances customer loyalty and provides superior value.

         Our stores regularly feature seasonal merchandise that complements our core merchandising strategy. Seasonal merchandise is offered for all major holidays and seasons, including Christmas, Fall/Halloween, Spring/Easter, Valentine's Day and St. Patrick's Day. By far the greatest portion of our seasonal merchandise is sold during the Christmas season. Our Christmas holiday merchandise is given floor and shelf space in our stores beginning in late Summer. The Christmas holiday season is longer for our stores than for many traditional retailers because of the project-oriented nature of Christmas crafts and gift-making ideas. We believe that our holiday merchandise assortment differs from some of our competitors because a substantial amount of our seasonal merchandise is used to create holiday crafts and gifts rather than consisting of traditional Christmas trees and decorations.

Stores

         Our stores are typically 20,000 to 25,000 square feet. Most of our stores are located in strip centers that are easily accessible from main traffic arteries and have convenient parking. Our store size varies based on market demographics and real estate availability. Most of our store leases have an average initial term of ten years, with two five year renewal options, and provide for predetermined escalations in future minimum annual rent or additional rent contingent upon store sales levels. Our stores are generally open from 9:30 a.m. to 9:00 p.m., Monday through Saturday, and from 10:00 a.m. to 6:00 p.m. on Sunday.

         Store layout and operations

         Our stores provide a "one-stop-shopping" destination for arts, crafts and floral merchandise in an exciting and spacious shopping environment. We design our stores to be attractive and easy-to-shop with a layout intended to lead customers through the entire store in order to expose them to all of our merchandise categories. Wide aisles and easy to read signage help our customers locate merchandise. We use end-of-aisle displays to feature best-selling items and promotional merchandise. Generally, the center of the store contains the floral area, which includes a ribbon center and counter for free floral arrangement services. Our stores also contain a customer service area and eight to 11 registers for quick checkout. Our prototype store is apportioned approximately 80% to selling space with the remainder devoted to delivery, storage, classroom and office areas.

         We emphasize the display of completed craft projects in each department to provide customers with crafting ideas. Because many customers browse for new craft ideas, we believe eye-catching displays of completed craft projects are effective at motivating impulse purchases. Our knowledgeable store team members, many of whom are crafters themselves, are available to explain the displays in detail to customers and to offer assistance on related craft projects.

         We offer frequent in-store classes for children and adults in most of our stores in a dedicated classroom typically located at the rear of the store. Classes are taught by employee team members and outside professionals. Typical classes provide instruction on oil painting, cake decorating, advanced stamping, ribbon making or scrapbooking.

         Store management and training

         Each store is managed by a store manager who is typically assisted by three associate store managers and nine department managers, and employs up to approximately 49 additional full-time and part-time team members. Our store managers and associate store managers are responsible primarily for customer service, training, hiring store level team members, merchandise ordering and inventory management. We develop new store managers by promoting from within our organization. We selectively hire experienced store managers from other retailers who start at our stores as associate store managers.

         A key part of our strategy and management style is to foster an entrepreneurial culture and merchandising creativity throughout all levels of our organization which we believe helps to promote customer loyalty. Store managers are empowered and encouraged to identify merchandising opportunities and to tailor displays to local preferences for craft projects. While receiving direction and support from corporate level management, this autonomy allows store managers to use their own creativity to cater to the needs and demands of their customers. If proven successful, merchandising ideas generated by a store manager can be implemented quickly throughout our chain. We believe this helps to increase sales and profitability. Our store managers and associate store managers earn incentive bonuses based upon annual increases in the profitability of their stores. The average annual compensation for our store managers was approximately $100,000 in 2000. We believe our focus on empowering and rewarding our team members helps in recruiting, hiring and retaining talented personnel.

         Our training program for store managers and associate store managers includes several annual company-sponsored conferences to refine and develop their skills in merchandising, merchandise trends, store operations, financial controls, human resources and general management. Training sessions are also held for floral designers and classroom coordinators at various times during the year. Many of our team members are crafters themselves and we provide them with training to create a sales staff with a strong focus on customer service and a willingness to assist customers in assembling and coordinating their craft projects.

         Store locations

         As of December 31, 2001, we operated 61 stores in twelve states, all of which are leased and located within a 700 mile radius of our suburban Philadelphia distribution center. The number of our stores located in each state and the city in which each store is located is shown in the following table:

Connecticut (3)            New Hampshire (1)          North Carolina (6)        Rhode Island (1)
---------------            -----------------          ------------------        ----------------
  New London                 Nashua                     Cary                      Warwick
  Orange                                                Concord
  Plainville               New Jersey (11)              Hickory                 South Carolina (1)
                           ---------------              Raleigh                 ------------------
                             Brick Town                 Wilmington                Greenville
Delaware (2)                 Clifton                    Winston-Salem
------------                 Deptford
  Dover                      Edison                                             West Virginia (1)
  Wilmington                 English Creek                                      -----------------
                             Hamilton                 Pennsylvania (14)           Clarksburg
Maryland (4)                 Linden                   -----------------
------------                 Moorestown                 Allentown
  Frederick                  Parsippany                 Altoona
  Glen Burnie                Shrewsbury                 Bensalem
  Hagerstown                 Watchung                   Broomall
  White Marsh                                           Exton
                                                        Hanover
Massachusetts (8)                                       Harrisburg
-----------------                                       Lancaster
  Bellingham               New York (9)                 Langhorne
  Brockton                 ------------                 Montgomeryville
  Danvers                    Binghamton                 Muncy
  Framingham                 Latham                     Philadelphia
  Holyoke                    Middletown                 Reading
  Hyannis                    Nanuet                     Scranton
  Medford                    Poughkeepsie
  North Dartmouth            Saratoga Springs
                             Syracuse
                             Utica
                             Yorktown Heights






Purchasing

         Our purchasing programs are designed to support our business strategy of providing customers with the broadest and deepest assortment of high quality arts, crafts and floral merchandise at value prices while maintaining high in-stock positions. A 27 person corporate buying staff oversees all of our purchasing. Buyers and store management regularly attend trade shows and craft fairs to monitor industry trends and to obtain new craft ideas.

         In-store department managers are responsible for daily reordering of merchandise for their departments. In 2000, approximately 96% of our merchandise orders were placed through our EDI system. Approximately 58% of our orders were shipped directly from vendors to our stores; the remaining 42%, approximately one-third of which are floral and seasonal items, were shipped from our distribution center. Merchandise assortments at our stores are often enhanced by products ordered by store managers to meet the unique needs of their customers. All of these purchases are monitored through centralized system controls.

         In 2000, we purchased our inventory from more than 500 vendors worldwide. One of the key criteria for the selection of vendors is their responsiveness to our delivery requirements and timing needs. In 2000:

         o the largest 25 vendors accounted for approximately 43% of the aggregate dollar volume of our purchases,

         o the largest vendor, SBAR'S, accounted for approximately 19% of the aggregate dollar volume of our purchases, and

         o approximately 10% of our merchandise, primarily floral and seasonal items, was imported directly from foreign manufacturers or their agents, almost exclusively from the People's Republic of China.

All of our overseas purchases are denominated in United States dollars.

         SBAR'S is a specialty distributor of arts and crafts merchandise, primarily to independent arts and crafts retailers. We believe that our relationship with SBAR'S provides us with a significant competitive advantage for the following reasons:

         o Merchandise purchased from SBAR'S typically has a high SKU count but small dollar volume, is uneconomical to purchase directly from a manufacturer or to distribute from our distribution center, has a low turnover, or has been developed by them.

         o Merchandise which cannot be timely delivered by other vendors can often be obtained quickly from SBAR'S because SBAR'S regularly maintains an inventory of many of the items we sell.

         o SBAR'S maintains a product development and design department which assists us in identifying craft trends, and we often obtain from SBAR'S merchandise samples and displays which are utilized in our stores to generate customer interest.

         o We have been purchasing merchandise from SBAR'S since our inception and have developed a disciplined purchasing and ordering relationship with them, which includes two to five deliveries by SBAR'S per store each week, depending on the size of the store and the time of the year.

Distribution

         Our distribution strategy is focused on supporting our stores and maintaining high in-stock positions in all of our merchandise categories. Our stores receive merchandise deliveries three to five times per week from our distribution center during our peak selling season, and two to three times per week throughout the balance of the year, depending on store size.

         We lease 461,000 square feet of distribution and warehouse facilities, consisting of our 253,000 square foot distribution center and adjoining 10,000 square foot office complex in suburban Philadelphia and our two nearby satellite warehouses which total an additional 208,000 square feet. Our distribution center is leased for a term which expires in March 2005, subject to our option to renew the term for an additional six years. Our satellite warehouses are leased for a term which expires in March 2003.

         Our distribution center and warehouse operations are supported by our warehouse management system which uses hand-held computers and radio frequency communication technology to track merchandise. Our warehouse management system enables us to update our inventory records instantly to reflect all of the merchandise receiving and shipping activities that occur at our distribution center throughout the day. We believe our warehouse management system helps to make our distribution center and warehouse operations efficient and is instrumental in helping us meet our commitment to provide superior inventory replenishment to each of our stores.

         We lease a fleet of tractors and trailers to deliver merchandise to 40 of our 61 stores directly from our distribution center. Additionally, we have contracted with an outside carrier to deliver merchandise to the 21 stores where an overnight stay is required because of travel time. In 2000, approximately 42% of our merchandise was delivered from our distribution center to our stores.

         We are currently negotiating the leasing and construction of a new distribution center and office complex. We anticipate that this new distribution center, which will be located near our existing distribution center, will initially be 450,000 square feet plus 30,000 square feet of office space. We plan to expand the new distribution center to 900,000 square feet by the end of 2005. We intend to discontinue using our satellite warehouses once the first 450,000 square feet of the new distribution center is completed, which we anticipate will be sometime in 2003. We will continue to operate our current distribution center until the second phase of construction of our new distribution center is completed. We believe that our new facility, when completed, will enable us to effectively service all of our existing and planned store locations within a 700 mile radius of the new distribution center.

Marketing

         Our marketing and advertising is designed to attract our target customers consisting primarily of women between the ages of 25 and 55. A study published in Crafttrends in November 2001, surveyed 1,000 craft customers across the country. Of the 1,000 participants, 66% were between the ages of 26 and 54, 89% were female and 46% had an income greater than $60,000. We believe that our target customer is consistent with this demographic profile.

         We advertise 51 weeks per year, typically in midweek editions of local and/or regional newspapers. Approximately 12 times per year, we run multi-page newspaper inserts in local and regional newspapers. In addition, prior to store openings, we use radio advertisements to develop customer awareness and we place special pre-opening advertisements, normal advertising copy and/or grand opening inserts in newspapers. We create most of our advertising in-house. Our net advertising expense was 3% of net sales in 2000.

         We believe that teachers, who often purchase arts and crafts merchandise for in-school projects, are an important customer segment. To generate goodwill, we offer teachers who join our "Teachers Program" a 10% discount on all regularly and sale priced merchandise. We have issued over 500,000 discount cards to teachers in this program. Similarly, our "Crafty Kids Birthday Club," with over 400,000 members, is intended to develop future crafters as customers. Members of this club receive a birthday card containing a $5.00 gift certificate each year through their twelfth birthday.

         We recently re-launched our website, www.acmoore.com. The primary goal of our website is to drive additional store traffic and serve as an additional marketing channel to build brand name awareness. Our website features weekly advertisements, a store locator and an in-store class schedule, as well as suggested craft projects for children and adults with accompanying instructions and shopping lists for merchandise to be purchased at our stores. The craft projects on our website change both seasonally and according to new trends. We do not sell our merchandise on our website, although gift certificates may be purchased on-line.

Management Information Systems

         We believe that we have implemented leading information technology systems which support merchandising, store ordering, warehouse inventory management, finance and administration. Our management information systems are secure, redundant and scalable. We expect to continue to enhance the performance of our systems through software and hardware upgrades and other improvements, such as the systems integration of our stores and distribution center to improve our inventory processing capabilities.

         In August 2000, we completed the installation of our POS system in every store. This system, which includes merchandise universal product code or bar code scanning at the registers along with the expansion of our radio frequency re-order system, allows our stores to reduce or re-deploy employee team members that had previously been used to price mark each SKU. With the POS data capturing capabilities, faster and more detailed sales and margin information is available. We have improved our merchandising efforts by polling the POS system on a regular basis to evaluate sale and pricing trends for each SKU. In addition, we are able to generate data to assess the performance of our advertising and promotional programs. This system also improves the speed of the check-out process, reduces pricing errors and provides greater control over register operations.

         Our real-time management information and control system has been designed to support our key business objective of maintaining a high in-stock position. Utilizing a radio frequency based hand-held computer, our department managers electronically record and then transmit their orders to the corporate office. These orders are then automatically sent to the appropriate vendor. This internally developed system is based upon EDI and connects with most of our vendors as well as with our distribution center. Those vendors that lack EDI capability are given an option to use a web-based solution that links with our systems.

Competition

         The market in which we compete is highly fragmented, containing multi-store arts and crafts retailers, mass merchandisers, small local specialty retailers, mail order vendors, hardware stores and a variety of other retailers. We believe we are one of only six retailers in the United States dedicated to serving the arts and crafts market that have annual sales in excess of $100 million. We compete with many retailers and classify our principal competition within the following three categories:

         o Multi-store specialty chains. This category includes several multi-store specialty chains operating more than 35 stores and comprises: Michaels Stores, Inc., a chain which operates approximately 700 Michaels Stores throughout the United States; Jo-Ann Stores, Inc. which operates approximately 1,000 Jo-Ann Stores and approximately 60 Jo-Ann etc. stores nationwide; Hobby Lobby Stores, Inc. a chain which operates approximately 260 stores primarily in the Midwestern United States; Garden Ridge, Inc., which operates approximately 40 stores primarily in the southeast and midwest United States; and Rag Shops, Inc. which operates approximately 70 stores located primarily in New Jersey and Florida.

         o Mass merchandisers. This category includes companies such as Wal-Mart Stores, Inc., Ames Department Stores, Inc. and other mass merchandisers. These retailers typically dedicate only a relatively small portion of their selling space to a limited assortment of arts and crafts supplies and floral merchandise.

         o Small, local specialty retailers. This category includes thousands of local "Mom & Pop" arts and crafts retailers. Typically, these are single store operations managed by the owner. The stores generally offer a limited selection and have limited resources for advertising, purchasing and distribution. Many of these stores have established a loyal customer base within a given community and compete on customer service.

         We believe that the principal competitive factors of our business are pricing, breadth of merchandise selection, in-stock position and customer service. We believe that we are well positioned to compete on each of these factors.

Employees

         As of December 31, 2001, we had 1,412 full-time and 2,679 part-time team members, 3,809 of whom worked at our stores, 141 at the distribution center and 141 at the corporate offices. None of our employees is covered by a collective bargaining agreement, and we consider our relationship with our employees to be good.

Trademarks

         We use the "A.C. Moore" name as a tradename and as a service mark in connection with the sale of our merchandise. Our "A.C. Moore" logo has been registered with the United States Patent and Trademark Office as a service mark.

Litigation

         From time to time, we are involved in litigation arising in the ordinary course of our business. None of the pending litigation, in the opinion of management, is likely to have a material adverse effect on our results of operations or financial condition. We maintain general liability insurance in amounts deemed adequate by management.

                                   MANAGEMENT

Executive Officers and Directors

         Our executive officers and directors are as follows:

                   Name                     Age                                Position
  -------------------------------------   ------   ----------------------------------------------------------------
  William Kaplan........................    74     Chairman
  John E. (Jack) Parker.................    60     Chief Executive Officer and Director
  Lawrence H. Fine......................    48     President
  Rex A. Rambo..........................    60     Executive Vice President and Chief Operating Officer
  Patricia A. Parker....................    59     Executive Vice President, Merchandising and Director
  Leslie H. Gordon......................    58     Executive Vice President, Treasurer and Chief Financial Officer
  Janet Parker..........................    39     Senior Vice President, Merchandising
  Richard Lesser (1)(2).................    67     Director
  Richard J. Bauer (1)(2)...............    76     Director
  Richard J. Drake (2)..................    68     Director

----------------------------
(1) Member of the Compensation Committee

(2) Member of the Audit Committee


         Mr. Kaplan, our co-founder, has been Chairman of the board of directors since our inception. Mr. Kaplan also serves as the Chairman of the board of directors of Regal Bag Corporation, an importer and distributor of women's handbags, which he founded in 1947.

         Mr. Parker, our co-founder, has been Chief Executive Officer and a director since our inception and was our President from inception until June, 2001. From 1959 to 1984, Mr. Parker worked for the F.W. Woolworth Company in various management positions, most recently as President and Chief Executive Officer of the United States General Merchandise Group where he was responsible for more than 1,000 stores, including the entire domestic chain of Woolworth retail stores. Mr. Parker is the husband of Patricia A. Parker and the father of Janet Parker.

         Mr. Fine has served as our President since June 2001. Mr. Fine was most recently Executive Vice President - General Merchandise Manager for arts and crafts retailer Michaels Stores, Inc., a position he held since December 1996. From 1995 until joining Michaels in December 1996, he was Senior Vice President of Merchandising for Party City Corp. Prior to joining Party City, Mr. Fine held a variety of merchandising positions with the Jamesway Corporation for nearly 16 years.

         Mr. Rambo has served as our Executive Vice President and Chief Operating Officer since December 1997. From December 1996 to December 1997, he was our Executive Vice President, Strategic Development, Merchandising and Marketing. In 1995 and 1996, Mr. Rambo was Executive Vice President, Merchandising and Marketing for Michaels Stores, Inc. From 1992 to 1995, Mr. Rambo served in various management capacities with Montgomery Ward & Co. and its affiliates, first, from 1992 to 1994, as a Vice President of Montgomery Ward and most recently as President and Chief Operating Officer of Montgomery Ward's subsidiary Lechmere, Inc., a retailer of electronics and other home products. In July 1997, Lechmere, Inc. filed a petition in bankruptcy under Chapter 11. From 1963 to 1992, Mr. Rambo worked for Sears, Roebuck and Co. in various management capacities, including National Marketing Manager.

         Ms. Patricia Parker has served as our Executive Vice President, Merchandising since September 1990. From 1985 to 1990, she served as our Vice President. Ms. Parker is responsible for purchasing all of our floral and seasonal merchandise and our import purchasing program. Ms. Parker is the wife of Jack Parker and the mother of Janet Parker.

         Mr. Gordon has served as our Executive Vice President, Treasurer and Chief Financial Officer since February 1999. From March 1996 to January 1999, Mr. Gordon served as our Senior Vice President, Treasurer and Chief Financial Officer. From 1992 to 1995, Mr. Gordon was Senior Vice President, Finance of C & J Clark America, Inc., a shoe manufacturer, wholesaler and retailer. From 1986 to 1992, Mr. Gordon served as Senior Vice President, Finance, of SILO, Inc., an electronics retailer.

         Ms. Janet Parker has served as our Senior Vice President, Merchandising since 1994. From 1990 to 1994, Ms. Parker served as our Vice President of Administration and from 1985 to 1990, she served as our Accounting Manager. Ms. Parker is the daughter of Jack and Patricia A. Parker.

         Mr. Lesser has been a director since March 1993. He is currently a director of The TJX Companies, Inc., a New York Stock Exchange traded retail company, and served as The TJX Companies, Inc.'s Executive Vice President from 1991 until December 31, 2001. Mr. Lesser is also a director of Reebok International, a New York Stock Exchange traded shoe and apparel manufacturer and Dollar Tree Stores, Inc., a Nasdaq traded retail company.

         Mr. Bauer has been a director since September 1990. Mr. Bauer is Chairman of the Board and Chief Executive Officer of Eastern Alloys, Inc., an independent zinc alloyer, which he founded in 1965. Mr. Bauer is the co-founder and current Chairman of the Board of Service Aluminum Corporation, an aluminum trading company.

         Mr. Drake has been a director since our founding. He is Chairman of Drake, Sommers, Loeb, Tarshis & Catania, P.L.L.C., a professional limited liability company which renders legal services.

Board Composition

         Our board of directors is divided into three classes, each of whose members serve for a staggered three-year term. Our class A directors consist of Patricia A. Parker and Richard Lesser, whose terms expire at our 2002 annual meeting of shareholders. Our class B directors consist of William Kaplan and Jack Parker, whose terms expire at our 2003 annual meeting of shareholders. Our class C directors consist of Richard J. Bauer and Richard J. Drake, whose terms expire at our 2004 annual meeting of shareholders. At each annual meeting of shareholders, a class of directors will be elected for a three-year term.

Board Committees

         Compensation Committee. The board of directors has established a Compensation Committee, which provides recommendations concerning salaries and incentive compensation for our employees and administers our stock option plan. The current members of the Compensation Committee are Messrs. Bauer and Lesser.

         Audit Committee. The board of directors has established an Audit Committee, which reviews the results and scope of the annual audit of our financial statements, proposed changes in our financial and accounting standards and principles and our policies and procedures with respect to our internal accounting and financial controls. The Audit Committee also makes recommendations to the board of directors on the engagement of our independent accountants as well as other matters which may come before the Audit Committee or at the direction of the board of directors. The current members of the Audit Committee are Messrs. Bauer, Drake and Lesser.

Director Compensation

         Except for Mr. Kaplan, who receives annual director's compensation of $150,000 for his services as Chairman of the Board, directors who are not officers, employees or consultants receive a directors fee of $5,000 annually plus $400 cash compensation for each board of directors' meeting they attend and $100 for each committee meeting they attend. In addition, we reimburse all directors for their reasonable expenses in connection with the performance of their duties.

Executive Compensation

         The following table sets forth the total compensation paid or awarded during the fiscal years 1998, 1999 and 2000 to our Chief Executive Officer and the four other most highly compensated executive officers, each of whose aggregate compensation exceeded $100,000.

                                                      Annual Compensation                 Long Term
                                              -----------------------------------------  Compensation
                                                                                          Securities
                                                                           Other Annual   Underlying     All Other
              Name                 Year        Salary          Bonus       Compensation    Options     Compensation
-------------------------------   ------      --------        -------      ------------  ------------  ------------
Jack Parker.....................   2000       $300,000             --       $ 26,126 (1)          --    $19,982 (2)
Chief Executive Officer            1999        300,000             --         24,886 (1)          --     19,340 (2)
                                   1998        300,000             --         24,886 (1)          --     19,362 (2)

Rex A. Rambo....................   2000       $300,000        $25,000             --          25,000     $1,500 (3)
Executive Vice President and       1999        300,000         25,000             --          30,000      1,500 (3)
Chief Operating Officer            1998        300,000             --             --          15,000         --

Patricia A. Parker..............   2000       $215,000        $15,000             --           7,500    $19,982 (2)
Executive Vice President,          1999        215,000         15,000             --          10,000     19,340 (2)
Merchandising                      1998        215,000             --             --              --     19,362 (2)

Leslie H. Gordon................   2000       $225,000        $25,000             --          17,000     $1,500 (3)
Executive Vice President, Chief    1999        207,000         25,000             --          20,000      1,500 (3)
Financial Officer and Treasurer    1998        207,000             --             --           7,500         --

Janet Parker....................   2000       $150,000        $15,000             --           7,500     $1,500 (3)
Senior Vice President,             1999        145,396         15,000             --           5,000      1,500 (3)
Merchandising                      1998        135,600          4,000             --           5,000         --

----------------------------
(1)  Represents life insurance premiums paid by us.

(2)  Reflects one-half of the value of the benefit to Jack Parker and Patricia
     A. Parker of the premium paid by us for a split-dollar second-to-die life insurance policy. Also includes in 2000 and 1999, a $1,500 annual contribution by us pursuant to our 401(K) Plan.

(3)  Represents annual contribution by us pursuant to our 401(K) Plan.

Option Grants in Last Fiscal Year

         The following table sets forth information regarding stock options granted during 2000 to the executive officers listed in the Summary Compensation Table. The exercise price per share of each option was equal to the fair market value of the common stock at the grant date as determined by the board of directors.

                         Option Grants in Last Fiscal Year



                                                          Individual Grants
                                          -------------------------------------------------------  Potential Realizable
                                                            Percent of                                Value at Assumed
                                           Number of          Total                                Annual Rates of Stock
                                           Securities        Options                               Price Appreciation for
                                           Underlying      Granted to   Exercise or                    Option Term(1)
                                            Options       Employees in  Base Price     Expiration  ----------------------
                  Name                      Granted        Fiscal Year  ($/Share)        Date         5%          10%
--------------------------------------    ------------     -----------  -----------    ---------   ---------    ---------
Jack Parker...........................            --            --          --              --          --           --
Rex Rambo.............................        25,000          14.1        7.88       7/19/2010   $ 124,000    $ 314,000
Patricia A. Parker....................         7,500           4.2        7.88       7/19/2010   $  37,200    $  94,200
Leslie H. Gordon......................        17,000           9.6        7.88       7/19/2010   $  84,320    $ 213,520
Janet Parker..........................         7,500           4.2        7.88       7/19/2010   $  37,200    $  94,200

----------------------------
(1) This column shows the hypothetical gain or option spreads of the options granted based on assumed annual compound stock appreciation rates of 5% and 10% over the full term of the options. The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of future common stock prices. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise of the option or the sale of the underlying shares, or reflect non-transferability, vesting or termination provisions. The actual gains, if any, on the exercise of stock options will depend on the future performance of the common stock.

Fiscal Year-End Option Values

         The following table sets forth information concerning the number and value of unexercised options to purchase common stock held as of December 31, 2000 by the executive officers listed in the Summary Compensation Table. None of the executive officers listed in the Summary Compensation Table exercised any stock options in 2000.

          Aggregate Option Exercises and Fiscal Year-End Option Values


                                                               Number of Securities      Value of Unexercised In-
                                                              Underlying Unexercised       The Money Options at
                                                            Options at Fiscal Year-End      Fiscal Year End(1)
                                                            ---------------------------  --------------------------
                                   Shares
                                 Acquired on      Value
              Name                Exercise      Realized     Exercisable  Unexercisable  Exercisable  Unexercisable
-------------------------------  -----------    --------    ------------  -------------  -----------  -------------
 Jack Parker...................      --            --                --            --            --            --
 Rex A. Rambo..................      --            --            55,000        50,000       $24,398       $56,552
 Patricia A. Parker............      --            --             3,333        14,167        $8,133       $18,592
 Leslie H. Gordon..............      --            --            46,666        32,834       $16,265       $37,805
 Janet Parker..................      --            --            25,000        12,500        $4,066       $10,459

----------------------------
(1) Based upon the latest reported sale price on the Nasdaq National Market on December 31, 2000 ($8.19 per share) less the option exercise price.

Stock Option Plan

         In July 1997, we adopted, and the shareholders approved, the 1997 Stock Option Plan. The purpose of the 1997 Stock Option Plan is to attract and retain key employees, directors, and certain consultants and to provide additional incentive to them by encouraging them to invest in our common stock and acquire an increased personal interest in our business. Options exercisable for an aggregate of 1,000,000 shares of common stock may be granted under the 1997 Stock Option Plan. As of December 31, 2001, we have granted options to purchase an aggregate of 937,368 shares of common stock under the 1997 Stock Option Plan, of which options to purchase 876,354 share are outstanding. Options granted under the 1997 Stock Option Plan generally vest over three years and terminate on the tenth anniversary of the date of grant.

Employment Agreements

         On June 11, 2001, we entered into an employment agreement with our President, Lawrence H. Fine. The term of Mr. Fine's employment agreement is three years, unless earlier terminated by us or him. Mr. Fine's employment agreement entitles him to receive an annual base salary of $325,000 for his first year of employment, $350,000 for his second year of employment and $375,000 for his third year of employment. Mr. Fine's employment agreement also provides for the payment of a minimum guaranteed annual bonus in the amount of $50,000. Mr. Fine's employment agreement provides for severance payments to be paid to Mr. Fine if his employment is terminated by us without cause or in the event of a change in control transaction.

         In accordance with the terms of his employment agreement, Mr. Fine was granted options to acquire 50,000 shares of our common stock under our 1997 Stock Option Plan upon the commencement of his employment. Mr. Fine's employment agreement further provides that on or about July 31, 2002 Mr. Fine will be granted additional options to acquire no less than 50,000 shares and that in the third year of his employment, and in each subsequent year, Mr. Fine will be a participant in our 1997 Stock Option Plan, and that further stock options grants will be in accordance with the provisions of that plan.

         Mr. Fine's employment agreement also prohibits him from divulging confidential information regarding us or our business to any other party. In addition, Mr. Fine's employment agreement prohibits him, during the term of his employment with us and for a period of two years following termination of his employment, from engaging in a business that competes with us and from soliciting as executives or managers any individuals who were our executives or managers at the time of his employment.

Severance Arrangement

         We have agreed to pay each of Leslie H. Gordon and Rex A. Rambo a sum equal to one year of his then current salary if his employment is terminated by us without cause.

                              CERTAIN TRANSACTIONS

         Richard J. Drake, one of our directors, is a member of a law firm which we have retained during 2001 and which we intend to retain during 2002.

         In 2001, we reimbursed Regal Bag Corporation and related companies $93,000 for its cost and expense in providing clerical and mailing services to us and $279,000 for merchandise sold in our stores. William Kaplan, one of our directors, is an executive officer and principal shareholder of Regal Bag Corporation. We no longer utilize the clerical and mailing services of Regal Bag Corporation.

         It is our policy that all material transactions between us and our officers, directors and other affiliates must be approved by a majority of the disinterested members of our board of directors and be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING SHAREHOLDERS

         The following table sets forth information regarding the beneficial ownership of our common stock as of January 9, 2002 and on an as adjusted basis to reflect the sale of common stock offered by this prospectus by:

         o all persons known by us to own beneficially 5% or more of our outstanding common stock,

         o        each of our directors,

         o the executive officers listed in the summary compensation table,

         o        each shareholder selling shares in this offering, and

         o        all of our directors and executive officers as a group.

         The footnotes to the table provide information with respect to the number of shares of common stock that some of the selling shareholders are obligated to sell if the underwriters exercise their over-allotment option and the impact that this will have on those shareholders' post-offering common stock holdings. Unless otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares of common stock beneficially owned by the shareholder. The address of each of Messrs. Kaplan and Parker and Ms. Patricia Parker is 500 University Court, Blackwood, New Jersey 08012.

         The number of shares beneficially owned by each shareholder is determined under rules issued by the Securities and Exchange Commission and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after January 9, 2002 through the exercise of any warrant, stock option or other right. The inclusion in this prospectus of such shares, however, does not constitute an admission that the named shareholder is a direct or indirect beneficial owner of such shares.

                                                      Beneficial Ownership                 Beneficial Ownership
                                                       Prior to Offering                    After Offering (1)
                                                     -----------------------             ------------------------
                                                                              Shares to
                                                                                  be
             Name of Beneficial Owner                   Shares       Percent     Sold        Shares       Percent
--------------------------------------------------   -------------   -------  ---------  --------------  --------
Jack Parker.......................................   2,149,166 (2)    28.8    367,750     1,781,416 (2)(3)   19.2
Patricia A. Parker................................   2,149,166 (4)    28.8    367,750     1,781,416 (5)      19.2
Rex A. Rambo......................................     102,732 (6)     1.4          -       102,732           1.1
Leslie H. Gordon..................................      73,999 (7)     1.0          -        73,999           *
Janet Parker......................................      31,832 (8)     *            -        31,832           *
Larry Fine........................................       2,000         *            -         2,000           *
William Kaplan....................................   1,491,000        20.0          -     1,491,000          16.1
Richard Lesser....................................      77,166 (9)     1.0     64,500        12,666           *
Richard J. Bauer..................................      29,066 (10)    *            -        29,066           *
Richard J. Drake..................................      24,666 (10)    *            -        24,666           *
Dimensional Fund Advisors.........................     401,900 (11)    5.4          -       401,900           4.3
Kaplan Family Private Foundation..................     244,500         3.3    148,875        95,625 (12)      1.0
William & Elaine Kaplan Family Private Foundation.     244,500         3.3    148,875        95,625 (12)      1.0
Elaine & William Kaplan Family Private Foundation.      70,000         *       70,000            --           *
All executive officers and........................   3,981,627 (13)   51.3    432,250     3,549,377 (14)     37.3
  directors as a group (10 persons)

----------------------------
*    Denotes less than 1%

(1) All percentages assume the underwriters do not elect to exercise the over-allotment option to purchase an additional 382,500 shares of common stock from some of the selling shareholders.
(2) In accordance with the SEC's rules Mr. Parker is deemed to be the beneficial owner of 9,166 shares subject to presently exercisable options owned by his wife, Patricia Parker. Mr. Parker disclaims beneficial ownership of these shares.
(3) Mr. Parker has granted an option to the underwriters to purchase 191,250 shares of our common stock to cover over-allotments. If the underwriters exercise this option in full, Mr. Parker would beneficially own 1,590,166 shares of our common stock, or 17.1% of our outstanding common stock after the offering.
(4) Ms. Parker's total includes 9,166 shares subject to presently exercisable options. In addition, in accordance with the SEC's rules Ms. Parker is deemed to be the beneficial owner of the shares owned of record by her husband, Jack Parker. Ms. Parker disclaims beneficial ownership of these shares.
(5) In accordance with the SEC's rules Ms. Parker is deemed to be the beneficial owner of the shares owned of record by her husband, Jack Parker. Ms. Parker disclaims beneficial ownership of these shares. Mr. Parker has granted an option to the underwriters to purchase 191,250 shares of our common stock to cover over-allotments. If the underwriters exercise this option in full, Ms. Parker would be deemed to beneficially own 1,590,166 shares of our common stock, or 17.1% of our outstanding common stock after the offering.
(6)  Includes 78,332 shares subject to presently exercisable options.
(7)  Includes 61,499 shares subject to presently exercisable options.
(8)  Includes 30,832 shares subject to presently exercisable options.
(9)  Represents 77,166 shares subject to presently exercisable options.
(10) Includes 22,666 shares subject to presently exercisable options.
(11) Information with respect to Dimensional Fund Advisors Inc. is derived from Dimensional's Schedule 13G relating to A.C. Moore filed with the SEC. Dimensional, an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts. Those investment companies, trusts and accounts are referred to as the "Funds." In its role as investment adviser or manager, Dimensional possesses voting and/or investment power over our securities reflected in the table, all of which are owned by the Funds. Dimensional disclaims beneficial ownership of such securities. The address of Dimensional is 1299 Ocean Avenue, 11th Floor, Santa Monica, CA 90401.
(12) Kaplan Family Private Foundation and William & Elaine Kaplan Family Private Foundation, each a charity engaged in charitable and philanthropic activities, have each granted options to the underwriters to purchase 95,625 shares of our common stock to cover over-allotments. If the underwriters exercise this option in full, neither Kaplan Family Private Foundation nor William & Elaine Kaplan Family Private Foundation will own any shares of our common stock after the offering.
(13) Includes 302,327 shares subject to presently exercisable options.
(14) Mr. Parker, an executive officer and director, has granted an option to the underwriters to purchase 191,250 shares of our common stock to cover over-allotments. If the underwriters exercise this option in full, our executive officers and directors, as a group, would beneficially own 3,358,127 shares of our common stock, or 35.3% of our outstanding common stock after the offering.

                          DESCRIPTION OF CAPITAL STOCK

         Our authorized capital stock consists of 20,000,000 shares of common stock, no par value, 9,280,506 shares of which will be outstanding (assuming no exercise of options) upon completion of this offering and 5,000,000 shares of preferred stock, no par value, issuable in series, the relative rights, limitations and preferences of which may be designated by the board of directors, none of which are outstanding or will be outstanding upon the completion of this offering.

Common Stock

         The holders of common stock are entitled to one vote per share on all matters to be voted upon by shareholders. Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of common stock are entitled, among other things, to share ratably in dividends if, when and as declared by the board of directors out of funds legally available for distribution; and in the event of our liquidation, dissolution or winding-up, to share ratably in the distribution of assets legally available for distribution, after payment of debts and expenses. The holders of common stock do not have cumulative voting rights in the election of directors and have no preemptive rights to subscribe for additional shares of our capital stock. All currently outstanding shares of the common stock are, and the shares offered by this prospectus, when sold in the manner contemplated by this prospectus will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the terms of any series of preferred stock which we may issue in the future.

Preferred Stock

         Our preferred stock may be issued from time to time by our board of directors as shares of one or more classes or series. Subject to the provisions of our articles of incorporation and limitations prescribed by law, the board of directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares, to change the number of shares constituting any series, and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions of the shares, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of the preferred stock, in each case without any further action or vote by the shareholders. We have no current plans to issue any shares of preferred stock.

         One of the effects of undesignated preferred stock may be to enable our board of directors to render more difficult or to discourage an attempt to obtain control by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of the preferred stock pursuant to the board of directors' authority described above may adversely affect the rights of the holders of common stock. For example, preferred stock that we issue may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock or may adversely affect the market price of the common stock.

Anti-Takeover Provisions

         Our articles of incorporation and bylaws contain several provisions intended to limit the possibility of a takeover, or make a takeover more difficult. In addition to providing for a classified board of directors and the issuance of preferred stock having terms established by the board of directors without shareholder approval, our articles of incorporation and bylaws provide that:

         o at least 80% of the votes entitled to be cast by shareholders is required to approve amendments to the bylaws, unless at least a majority of the incumbent directors on the board of directors has voted in favor of the amendment, in which case only a majority of the votes cast by shareholders is required to approve the amendment;

         o directors can be removed only for cause and only by a vote of at least 80% of the votes entitled to be cast by shareholders;

         o our shareholders are not entitled to call special meetings of the shareholders; and

         o the articles of incorporation provide that actions by shareholders, which have not been previously approved by the board of directors, without a meeting must receive the unanimous written consent of all shareholders.

Our articles of incorporation also permit our board of directors to oppose, in its sole discretion, a tender offer or other offer for our securities and to take into consideration all pertinent issues. Should the board of directors determine to reject such an offer, it may take any lawful action to accomplish its purpose, including, among other things, advising shareholders not to accept the offer and commencing litigation against the offeror. Our bylaws establish procedures for the nomination of directors by shareholders and the proposal by shareholders of matters to be considered at meetings of the shareholders, including the submission of certain information within the times prescribed in the bylaws.

         In addition, under the Pennsylvania Business Corporation Law of 1988, subject to certain exceptions, a business combination between a Pennsylvania corporation and a person owning 20% or more of such corporation's voting stock (an "interested person") may be accomplished only if:

         o the business combination is approved by the corporation's directors prior to the date on which such person acquired 20% or more of such stock, or if the board approved such person's acquisition of 20% or more of such stock, prior to such acquisition;

         o the interested person owns shares entitled to cast at least 80% of the votes all shareholders would be entitled to cast in the election of directors, the business combination is approved by the vote of shareholders entitled to cast a majority of votes that all shareholders would be entitled to cast in an election of directors (excluding shares held by the interested person), which vote may occur no earlier than three months after the interested person acquired its 80% ownership, and the consideration received by shareholders in the business combination satisfies certain minimum conditions;

         o the business combination is approved by the affirmative vote of all outstanding shares of common stock; or

         o the business combination is approved by the vote of shareholders entitled to cast a majority of the votes that all shareholders would be entitled to cast in the election of directors (excluding shares held by the interested person), which vote may occur no earlier than five years after the interested person became an interested person.

A corporation may exempt itself from this provision by an amendment to its articles of incorporation that requires shareholder approval. Our articles of incorporation do not provide an exemption from this provision. Pennsylvania has also adopted other anti-takeover legislation from which we have elected to exempt ourselves in our articles of incorporation.

         The Pennsylvania Business Corporation Law of 1988 also provides that the directors of a corporation, in making decisions concerning takeovers or any other matters, may consider, to the extent that they deem appropriate, among other things,

         o the effects of any proposed transaction upon any or all groups affected by such action, including, among others, shareholders, employees, suppliers, customers and creditors;

         o        the short-term and long-term interests of the corporation; and

         o the resources, intent and conduct of the person seeking control.

         The existence of the provisions of our articles of incorporation, bylaws and Pennsylvania Business Corporation Law of 1988 described above may discourage other persons or companies from making a tender offer for, or seeking to acquire a substantial amount of our common stock.

Limitations on Directors' Liabilities and Indemnification

         As permitted by the Pennsylvania Business Corporation Law of 1988, our articles of incorporation provide that a director shall not be personally liable in his/her capacity as a director for monetary damages for any action taken, or any failure to take any action, unless the director breaches or fails to perform the duties of his or her office under the Pennsylvania Business Corporation Law of 1988 and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. These provisions of our articles of incorporation, however, do not apply to the responsibility or liability of a director pursuant to any criminal statute, or to the liability of a director for the payment of taxes pursuant to local, Pennsylvania or federal law. These provisions offer persons who serve on our board of directors protection against awards of monetary damages for negligence in the performance of their duties.

         Our bylaws also provide that every person who is serving or has served as our director or executive officer, or has served as a director or executive officer of any corporation at our request, shall be indemnified by us to the fullest extent permitted by law against all expenses and liabilities reasonably incurred by him, in connection with any proceeding to which he may be made, or threatened to be made, a party, or in which he may become involved by reason of his serving or having served as our director or executive officer, or as the director or executive officer of the other corporation, whether or not he is serving as our director or executive officer of the other corporation at the time the expenses or liabilities are incurred. No indemnification shall be provided, however, with respect to:

         o liabilities arising under Section 16(b) of the Securities Exchange Act of 1934, as amended,

         o if a final unappealable judgment or award establishes that such officer or director engaged in intentional misconduct or a transaction from which the director or officer derived an improper personal benefit;

         o expenses or liabilities which have been paid directly to, or for the benefit of, such person by an insurance carrier; or

         o amounts paid in settlement of actions without the written consent of the board of directors.

         Obligations that we may have pursuant to the Bylaws to provide indemnification to our directors and executive officers for liabilities arising under the Securities Act of 1933 may not be enforceable.

Transfer Agent and Registrar

         The transfer agent and registrar for the common stock is StockTrans, Inc., Ardmore, Pennsylvania.

                         SHARES ELIGIBLE FOR FUTURE SALE

         Upon the completion of this offering, there will be 9,280,506 shares of our common stock outstanding, assuming no exercise of outstanding options. All of the shares which are being sold in this offering will be freely transferable without restriction or further registration under the Securities Act unless the shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act.

         Of the remaining 6,730,506 shares of outstanding common stock, 3,418,956 shares are freely transferable without restriction or further registration under the Securities Act and 3,311,550 shares are currently "restricted securities" as defined in Rule 144 or held by affiliates, and may be sold in the future subject to compliance with the provisions of Rule 144 under the Securities Act. In addition, as of January 9, 2002 options to purchase 876,354 shares of our common stock were outstanding, of which options to purchase 562,447 shares were fully vested and immediately exercisable. All shares of our common stock issuable upon exercise of outstanding options are freely transferable without restriction or further registration under the Securities Act, except that affiliates must comply with Rule 144.

         In connection with this offering, assuming no exercise of the over-allotment option, our executive officers and directors and the selling shareholders, who collectively will own an aggregate of 3,502,800 shares of common stock after this offering and 237,827 shares of common stock issuable upon exercise of outstanding stock options, have agreed under lock-up agreements with the underwriters that, subject to exceptions, they will not sell or dispose of any of their shares of common stock other than shares that may be sold by selling shareholders in connection with this offering for periods of 90-days to 180-days, as the case may be. Of these shares and options subject to lock-up agreements, 3,463,666 shares and options are subject to 180-day lock-up agreements, and 276,961 shares and options are subject to 90-day lock-up agreements. Adams, Harkness & Hill, Inc. may, in its sole discretion and at any time without notice, release all or any portion of the shares subject to lock-up restrictions.

         In general, under Rule 144, as currently in effect, a person who has beneficially owned shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

         o one percent of the then outstanding shares of common stock, which is expected to be approximately 92,800 shares upon the completion of this offering, or

         o the average weekly trading volume of the common stock during the four calendar weeks preceding the date on which a notice of sale is filed, subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

         Affiliates may sell shares not constituting restricted securities in accordance with the volume limitations set forth above and other restrictions, but without regard to the one-year holding period.

         In addition, a person who was not an affiliate of ours, as defined in Rule 144, at any time during the 90 days preceding a sale and who has beneficially owned for at least two years the shares proposed to be sold would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. Generally, to the extent that shares were acquired from an affiliate of ours, the acquiror's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

         We cannot predict the effect, if any, that sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. We are unable to estimate the number of our shares that may be sold in the public market pursuant to Rule 144 because this will depend on the market price of our common stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of our common stock in the public market could adversely affect the market price of our common stock.

         We have agreed not to sell or otherwise dispose of any shares of common stock during the 180-day period following the date of this prospectus, except we may issue, and grant options to purchase, shares of common stock under the 1997 Stock Option Plan.

                                  UNDERWRITING

         Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each underwriter named below has agreed to purchase from us and the selling shareholders the respective number of shares of common stock shown opposite its name below:

                                                                                      Number of Shares of
                               Underwriters                                               Common Stock
         ----------------------------------------------------------------------       --------------------
         Adams, Harkness & Hill, Inc............................................
         Fahnestock & Co. Inc...................................................
         Wedbush Morgan Securities Inc..........................................
                                                                                      --------------------
              Total.............................................................            2,550,000
                                                                                      ====================

         The underwriting agreement provides that the underwriters' obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement and that, if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, all of the shares of common stock that the underwriters have agreed to purchase under the underwriting agreement must be purchased. The conditions contained in the underwriting agreement include the requirement that the representations and warranties made by us and the selling shareholders to the underwriters are true, that there is no material change in the financial markets and that we deliver to the underwriters customary closing documents.

         The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to dealers, who may include the underwriters, at the public offering price less a selling concession not in
excess of $        per share. The underwriters may also allow, and dealers may
reallow, a concession not in excess of $       per share to brokers and dealers.
After the offering, the underwriters may change the offering price and other selling terms.

         The following table shows the per share and total public offering price, underwriting discount to be paid to the underwriters and the proceeds before expenses to us and the selling shareholders. This information is presented assuming both no exercise and full exercise by the underwriters of their over-allotment option.

                                                                                            Total
                                                                                -----------------------------
                                                                                   Without           With
                                                                 Per Share         Option           Option
                                                                 ---------      ------------     ------------
Public offering price.....................................           $               $                $
Underwriting discount.....................................
Proceeds, before expenses, to A.C. Moore..................
Proceeds, before expenses, to the selling shareholders....


         We estimate that the expenses of this offering payable by us, exclusive
of the underwriting discount, will be approximately $      .

         Some of the selling shareholders have granted to the underwriters an option to purchase 382,500 additional shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. If this option is exercised, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to the underwriters' initial commitment as indicated in the preceding table and the selling shareholders will be obligated, under the over-allotment option, to sell the shares of common stock to the underwriters.

         We have agreed that, without the prior consent of Adams, Harkness & Hill, Inc., we will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities which may be converted into or exchanged for any such shares of common stock for a period of 180 days from the date of this prospectus. Our executive officers and directors and the selling shareholders following this offering, will hold in the aggregate 3,502,800 shares, or 37.7%, of our outstanding common stock, or 3,120,300 shares, or 33.6%, of our outstanding common stock, if the underwriters' over-allotment option is exercised in full. Also, they will own an additional 237,827 share of common stock issuable upon exercise of outstanding stock options. Our executive officers and selling shareholders have agreed under lock-up agreements that, without the prior written consent of Adams, Harkness & Hill, Inc., they will not, directly or indirectly, offer, sell or otherwise dispose of their shares of common stock, other than the 800,000 shares that will be sold by selling shareholders in this offering and the 382,500 shares that may be sold by selling shareholders in connection with the underwriters' exercise of the over-allotment option from 90-days to 180-days, as the case may be. Of these shares and options subject to lock-up agreements, 3,463,666 shares and options are subject to 180-day lock-up agreements and 276,961 shares and options are subject to 90-day lock-up agreements.

         We and the selling shareholders will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and will contribute to payments that the underwriters may be required to make for certain liabilities.

         In connection with the offering, the underwriters may purchase and sell the common stock in the open market. These transactions may include over-allotment and stabilizing transactions, "passive" market making and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock. Syndicate short positions involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase from us in the offering. The underwriters also may impose a penalty bid, whereby the syndicate may reclaim selling concessions allowed to syndicate members or other broker-dealers in respect of the common stock sold in the offering for their account if the syndicate repurchases the shares in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the common stock, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

         In general, the rules of the Securities and Exchange Commission will prohibit the underwriters from making a market in the common stock during the "cooling off" period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an underwriter to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain underwriters, selling group members (if any), or their respective affiliates may engage in passive market making in the common stock during the cooling off period.

                            VALIDITY OF COMMON STOCK

         An opinion will be delivered by Blank Rome Comisky & McCauley LLP, Philadelphia, Pennsylvania to the effect that the shares of our common stock being offered by this prospectus will, when issued as contemplated in this prospectus, be validly issued, fully paid and non-assessable. Various legal matters related to this offering will be passed upon for the underwriters by Choate, Hall & Stewart, Boston, Massachusetts.

                                     EXPERTS

         The financial statements as of December 31, 1999 and 2000, and for each of the three years in the period ended December 31, 2000 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information we file with the SEC at the SEC's public Reference Room at 450 Fifth Street, N.W., Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available on the SEC's Internet site as part of the EDGAR database (http://www.sec.gov).

         We have filed with the SEC, a registration statement on Form S-3 (including the exhibits and schedules thereto) under the Securities Act and the rules and regulations thereunder, for the registration of the common stock offered hereby. This prospectus is part of the registration statement. This prospectus does not contain all the information included in the registration statement because we have omitted certain parts of the registration statement as permitted by the SEC rules and regulations. For further information about us and our common stock, you should refer to the registration statement. Statements contained in this prospectus as to any contract, agreement or other document referred to are not necessarily complete. Where the contract or other document is an exhibit to the registration statement, each statement is qualified by the provisions of that exhibit.

                INCORPORATION OF INFORMATION WE FILE WITH THE SEC

         The SEC allows us to incorporate by reference the information we file with them, which means:

         o        incorporated documents are considered part of this prospectus;

         o we can disclose important information to you by referring you to these documents; and

         o information that we file with the SEC will automatically update and supercede this incorporated information.

         We incorporate by reference the documents listed below which were filed with the SEC under the Exchange Act:

         o our annual report on Form 10-K for the fiscal year ended December 31, 2000;

         o our quarterly reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001.

         o the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on October 1, 1997 including any amendment or reports filed for the purpose of updating such description.

         We are also incorporating by reference all other reports that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the termination of the offering.

         You should rely only on information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

         You should assume that the information appearing in this prospectus is accurate as of the date of this prospectus only. Our business, financial condition and results of operations may have changed since that date.

         You may request a copy of any of the filings referred to above (excluding exhibits) at no cost by contacting us at A.C. Moore Arts & Crafts, Inc., 500 University Court, Blackwood, NJ 08012, (856) 228-6700.

                          INDEX TO FINANCIAL STATEMENTS

                                    INDEX TO

                        CONSOLIDATED FINANCIAL STATEMENTS

                         A.C. MOORE ARTS & CRAFTS, INC.

                                                                                                               Page
                                                                                                               ----
Report of Accountants.....................................................................................      F-2

Consolidated Balance Sheets at December 31, 1999 and 2000,
         and at September 30, 2000 (unaudited)............................................................      F-3

Consolidated Statements of Income for each of the three years in the period ended December 31, 2000 and for the nine months
         ended September 30, 2000 and 2001 (unaudited)....................................................      F-4

Statements of Changes in Shareholders' Equity for each of the three years in the period ended December 31, 2000 and for the nine months
         ended September 30, 2001 (unaudited).............................................................      F-5

Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2000 and for the nine months
         ended September 30, 2000 and 2001 (unaudited)....................................................      F-6

Notes to Consolidated Financial Statements................................................................      F-7

                        Report of Independent Accountants


To the Board of Directors and Shareholders of A.C. Moore Arts & Crafts, Inc.

         In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of A.C. Moore Arts & Crafts, Inc. and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
February 21, 2001

                         A.C. MOORE ARTS & CRAFTS, INC.
                           CONSOLIDATED BALANCE SHEETS

                             (dollars in thousands)

                                                                          December 31
                                                                      -------------------------    September 30,
                                                                        1999            2000           2001
                                                                      ---------      ----------    -------------
                                                                                                   (unaudited)
ASSETS
Current assets:
   Cash and cash equivalents.............................             $  14,553      $   10,310    $       3,722
   Accounts receivable...................................                   491             830              818
   Inventories...........................................                59,327          72,786           86,864
   Prepaid expenses and other current assets.............                   903           1,222            1,102
                                                                      ---------      ----------    -------------
                                                                         75,274          85,148           92,506

Property and equipment, net..............................                14,711          21,517           24,938
Other assets.............................................                   632             727            1,112
                                                                      ---------      ----------    -------------
                                                                      $  90,617      $  107,392    $     118,556
                                                                      =========      ==========    =============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Line of credit........................................             $      --      $       --    $      16,500
   Current portion of equipment leases...................                   369             389            1,260
   Trade accounts payable................................                20,224          26,237           21,128
   Accrued payroll and payroll taxes.....................                 3,019           3,822            3,084
   Accrued expenses......................................                 3,005           4,274            4,803
   Income taxes payable..................................                 2,032           3,258              273
                                                                      ---------      ----------    -------------
                                                                         28,649          37,980           47,048
                                                                      ---------      ----------    -------------
Long-term liabilities:
   Capitalized equipment leases, less current portion....                 1,199             812            2,230
   Deferred tax liability................................                 1,720           2,320            2,320
   Other long-term liabilities...........................                 2,077           2,599            3,013
                                                                      ---------      ----------    -------------
                                                                          4,996           5,731            7,563
                                                                      ---------      ----------    -------------
                                                                         33,645          43,711           54,611
                                                                      ---------      ----------    -------------
Commitments and contingencies

Shareholders' equity:
   Preferred stock, no par value, 5,000,000 shares
     authorized, none issued.............................                    --              --               --

   Common stock, no par value, 20,000,000 shares
     authorized, 7,405,000 outstanding at
     December 31, 1999, 7,415,333 shares at
     December 31, 2000 and 7,454,597 shares (unaudited)
     at September 30, 2001...............................                43,116          43,268           43,572

   Retained earnings.....................................                13,856          20,413           20,373
                                                                      ---------      ----------    -------------
                                                                         56,972          63,681           63,945
                                                                      ---------      ----------    -------------
                                                                      $  90,617       $ 107,392        $ 118,556
                                                                      =========      ==========    =============




              The accompanying notes are an integral part of these
                       consolidated financial statements.

                         A.C. MOORE ARTS & CRAFTS, INC.
                        CONSOLIDATED STATEMENTS OF INCOME

                  (dollars in thousands except per share data)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   Nine Months Ended
                                                             December 31,                            September 30,
                                             ---------------------------------------------    -----------------------------
                                                1998            1999             2000            2000             2001
                                             ------------    ------------     ------------    ------------     ------------
                                                                                                      (unaudited)
Net sales..................................  $  187,005      $  222,998       $  262,057      $  168,876       $  209,774
Cost of sales (including buying and
   distribution costs).....................     118,727         143,078          165,850         106,844          132,193
                                             ----------      ----------       ----------      ----------       ----------
Gross margin...............................      68,278          79,920           96,207          62,032           77,581
Selling, general and administrative
  expenses.................................      60,214          70,336           83,516          60,295           75,092
Store pre-opening expenses.................       2,234             609            1,928           1,532            2,074
                                             ----------      ----------       ----------      ----------       ----------
Income from operations.....................       5,830           8,975           10,763             205              415
   Interest expense........................          66             172              345             230              532
   Interest income.........................        (471)           (211)            (158)           (135)             (54)
                                             ----------      ----------       ----------      ----------       ----------
Income (loss) before income taxes..........       6,235           9,014           10,576             110              (63)
  Provision for income taxes ..............       2,300           3,350            4,019              42              (23)
                                             ----------      ----------       ----------      ----------       ----------
Net income (loss)..........................  $    3,935      $    5,664       $    6,557      $       68       $      (40)
                                             ==========      ==========       ==========      ==========       ==========

Basic net income (loss) per share..........  $     0.53      $     0.76       $     0.89      $     0.01       $    (0.01)
                                             ==========      ==========       ==========      ==========       ==========

Weighted average shares outstanding........   7,405,000       7,405,000        7,405,897       7,405,067        7,429,526

Diluted net income (loss) per share........  $     0.52           $0.76       $     0.88      $     0.01       $    (0.01)
                                             ==========      ==========       ==========      ==========       ==========

Weighted average shares outstanding
   plus impact of stock options............   7,517,000       7,405,000        7,444,113       7,440,978        7,429,526

------------------------------------------------------------------------------------------------------------------------------------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                         A.C. MOORE ARTS & CRAFTS, INC.
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                        (in thousands except share data)

                                                                          Common     Retained
                                                             Shares       Stock      Earnings    Total
                                                           ---------     -------    ---------   -------
Balance, December 31, 1997...........................      7,405,000     $42,829    $ 4,257     $47,086
Net income...........................................             --          --      3,935       3,935
Compensation expense related to stock options........             --         150         --         150
                                                           ---------     -------    -------     -------
Balance, December 31, 1998...........................      7,405,000      42,979      8,192      51,171
Net income...........................................             --          --      5,664       5,664
Compensation expense related to stock options........             --         137         --         137
                                                           ---------     -------    -------     -------
Balance, December 31, 1999...........................      7,405,000      43,116     13,856      56,972
Net income...........................................             --          --      6,557       6,557
Compensation expense related to stock options........             --         102         --         102
Exercise of stock options............................         10,333          50         --          50
                                                           ---------     -------    -------     -------
Balance, December 31, 2000...........................      7,415,333      43,268     20,413      63,681
                                                           ---------     -------    -------     -------
Net (loss) (unaudited)...............................             --          --        (40)        (40)
Exercise of stock options (unaudited)................         39,264         304         --         304
                                                           ---------     -------    -------     -------
Balance, September 30, 2001 (unaudited)..............      7,454,597     $43,572    $20,373     $63,945
                                                           =========     =======    =======     =======


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                         A.C. MOORE ARTS & CRAFTS, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (in thousands)

                                                                                                   Nine Months Ended
                                                              Year Ended December 31,                September 30,
                                                           ------------------------------          -----------------
                                                            1998        1999       2000             2000       2001
                                                           -------     -------    -------          ------      -----
                                                                                                      (unaudited)
Cash flows from operating activities:

Net income (loss)....................................      $ 3,935     $ 5,664    $ 6,557          $    68     $  (40)
Adjustments to reconcile net income (loss) to net cash
   provided by (used in) operating activities:
   Depreciation and amortization.....................        2,202       2,899      3,829            2,690      3,644
   Compensation expense related to stock options.....          150         137        102              102         --
   Provision for deferred income taxes...............          151         739        600               --         --
   Changes in assets and liabilities:
     Accounts receivable.............................         (738)        378       (339)            (217)        12
     Inventories.....................................      (17,357)     (4,948)   (13,459)         (13,604)   (14,078)
     Prepaid expenses and other current assets.......         (177)        177       (319)            (410)       120
     Accounts payable, accrued payroll and payroll
       taxes and accrued expenses....................        6,745       2,582      8,085              718     (5,318)

     Income taxes payable............................          241       1,791      1,226           (2,001)    (2,985)
     Other long-term liabilities.....................          431         416        522              371        414
     Other...........................................          (28)        (27)       (95)             (63)      (385)
                                                           -------     -------    -------          -------     ------
Net cash provided by (used in) operating activities..       (4,445)      9,808      6,709          (12,346)   (18,616)
                                                           -------     -------    -------          -------     ------
Cash flows from investing activities:
   Capital expenditures..............................       (4,682)     (5,526)   (10,635)          (7,580)    (7,065)
   Proceeds from maturity of marketable securities...        4,004       3,865         --               --         --
   Investment in marketable securities...............       (3,950)         --         --               --         --
                                                           -------     -------    -------          -------     ------
Net cash (used in) investing activities..............       (4,628)     (1,661)   (10,635)          (7,580)    (7,065)
                                                           -------     -------    -------          -------     ------
Cash flows from financing activities:
   Proceeds from exercise of stock options...........           --          --         50               --        304
   Proceeds from bank overdraft......................        2,719          --         --               --         --
   Repayment of bank overdraft.......................           --      (2,719)        --               --         --
   Proceeds from line of credit......................        3,606       9,500      9,750            7,750     16,500
   Repayment of line of credit.......................       (3,606)     (9,500)    (9,750)              --         --
   Proceeds from equipment financing.................           --          --         --               --      2,791
   Repayment of equipment financing..................           (6)       (350)      (367)            (273)      (502)
                                                           -------     -------    -------          -------     ------
Net cash provided by (used in) financing activities..        2,713      (3,069)      (317)           7,477     19,093
                                                           -------     -------    -------          -------     ------
Net increase (decrease) in cash and cash equivalents.       (6,360)      5,078     (4,243)         (12,449)    (6,588)
Cash and cash equivalents at beginning of year.......       15,835       9,475     14,553           14,553     10,310
                                                           -------     -------    -------          -------     ------
Cash and cash equivalents at end of year.............      $ 9,475     $14,553    $10,310          $ 2,104     $3,722
                                                           =======     =======    =======          =======     ======
Supplemental cash flow information:..................
Cash paid during the year for:
   Interest .........................................      $    68     $   171    $   339          $   146     $  427
                                                           =======     =======    =======          =======     ======
   Income taxes .....................................      $ 2,180     $   701    $ 2,249          $ 2,125     $2,989
                                                           =======     =======    =======          =======     ======


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                         A.C. MOORE ARTS & CRAFTS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       Summary of Significant Accounting Policies

Organization and basis of presentation. A.C. Moore Arts & Crafts, Inc. became a holding company in July 1997 by incorporating in Pennsylvania and exchanging its common stock for all of the capital stock of A.C. Moore Inc. held by its shareholders. The consolidated financial statements include the accounts of A.C. Moore Arts & Crafts, Inc. and its wholly owned subsidiaries (collectively the "Company"). All intercompany accounts and transactions have been eliminated. As of December 31, 2000, the Company operated a 50-store chain of retail arts and crafts stores in the eastern region of the United States.

Cash and cash equivalents. Cash and cash equivalents are stated at cost, which approximates market value. Cash equivalents include only securities having an original maturity of three months or less.

Concentration of credit risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, are cash and cash equivalents. The Company limits its credit risk by placing its investments in highly rated, highly liquid funds.

Inventories. Inventories, which consist of general consumer merchandise held for sale, are stated at the lower of cost or market. The cost of store inventories is determined by the retail inventory method. Warehouse inventories are determined on a first-in, first-out basis. The Company includes as inventoriable costs certain indirect costs, principally purchasing, warehousing and distribution.

Property and equipment. Property and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. Furniture, fixtures and equipment are depreciated over periods of five to ten years and leasehold improvements are depreciated over the shorter of their estimated useful lives or the term of the related lease. Maintenance and repairs are charged to operations as incurred and major improvements are capitalized. Amortization of assets recorded under capital leases is included in depreciation expense.

The Company periodically reviews long-lived assets for impairment by comparing the carrying value of assets with their estimated future undiscounted cash flows. If it is determined that an impairment loss has occurred, the loss would be recognized during that period. The impairment loss is calculated as the difference between assets carrying values and the present value of estimated net cash flows or comparable market values, giving consideration to recent operating performance and pricing trends. The Company had no significant impairment losses related to long-lived assets during 1998, 1999 or 2000.

Revenue recognition.  Revenue is recognized at point of retail sale.

Store pre-opening expenses. Direct incremental costs incurred to prepare a store for opening are charged to expense as incurred.

Advertising costs. The costs incurred for advertising are expensed the first time the advertising takes place and are offset by reimbursements received under cooperative advertising programs with certain vendors. Net advertising expense during 1998, 1999 and 2000 was $5,748,000, $6,305,000 and $6,518,000,
respectively.

                         A.C. MOORE ARTS & CRAFTS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Fair value of investments. The carrying amounts of cash, cash equivalents and marketable securities, accounts receivable, other current assets, accounts payable, accrued expenses and other liabilities approximate fair value because of the short maturity of these instruments. The carrying amount of capital lease obligations approximate fair value, as the interest rates on the obligations approximate rates currently available to the Company for obligations with similar terms and remaining maturities.

Use of estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the amount of revenues and expenses during the reporting period. Differences from those estimates, if any, are recorded in the period they become known.

Significant estimates made as of and for the nine month periods ended September 30, 2001 and 2000 include provisions for shrinkage, capitalized buying, warehousing and distribution costs related to inventory and markdowns of merchandise inventories.

Stock option plan. The Company accounts for its employee stock options using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Compensation cost for stock options is measured as the excess of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

Recent Accounting Pronouncements. In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 133, Accounting for Derivative Instruments and Hedging Activities, which requires that all derivative financial instruments be recognized as either assets or liabilities in the balance sheet. SFAS No. 133, which was effective for our first quarter of 2001, has not had a material impact on our consolidated results of operation, financial position or cash flows.

In July 2001, FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. SFAS No. 142 requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles, effective January 1, 2002. We do not believe that the adoption of these pronouncements will have a material impact on our financial statements. FASB also recently issued Statement No. 143, "Accounting for Asset Retirement Obligations" and Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Statement No. 143 requires the recognition of a liability for the estimated cost of disposal as part of the initial cost of a long-lived asset. Statement No. 144 supersedes Statement No. 121 to supply a single accounting approach for measuring impairment of long-lived assets, including segment of a business accounted for as a discontinued operation or those to be sold or disposed of other than by sale. We must adopt Statement No. 143 in 2003 and Statement No. 144 in 2002. We believe that adopting these pronouncements on our financial statements will not have a material impact on our consolidated results of operation, financial position or cash flows.

Interim financial information. The interim financial data is unaudited; however, in the opinion of management, the interim data includes all adjustments necessary for a fair presentation of the interim financial statements. In the opinion of management, all such adjustments are of a normal and recurring nature.

                         A.C. MOORE ARTS & CRAFTS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




2.       Earnings Per Share

The following is a reconciliation of the denominators of the basic and diluted earnings per share computations:

                                                                      Year Ended December 31,
                                                                -----------------------------------
                                                                1998           1999            2000
                                                                -----          ----            ----
                                                                          (in thousands)
Basic................................................           7,405           7,405          7,406
Effect of dilutive options...........................             112              --             38
                                                                -----           -----          -----
Diluted..............................................           7,517           7,405          7,444
                                                                =====           =====          =====

Options in excess of the fair market value have not been considered as dilutive options.

3.       Property and Equipment

Property and equipment consists of:

                                                                                     December 31,
                                                                              -----------------------
                                                                                1999           2000
                                                                              --------       --------
                                                                                   (in thousands)
Furniture, fixtures and equipment...................................          $ 20,865       $ 29,725
Leasehold improvements..............................................               599            599
Equipment for future stores.........................................               897          2,489
Capital leases......................................................             1,924          1,924
                                                                              --------       --------
                                                                                24,285         34,737
Less:  Accumulated depreciation and amortization....................             9,574         13,220
                                                                              --------       --------
                                                                              $ 14,711       $ 21,517
                                                                              ========       ========

4.        Financing Agreement

The Company had a financing agreement through April 1, 2002 with a bank which provided a $25,000,000 revolving credit facility. There were no amounts outstanding at December 31, 1999 or 2000 under the revolving line of credit.

Subsequent Event (unaudited)

On August 3, 2001 the Company entered into a new $50 million three year revolving credit agreement with KeyBank, agent, and First Union National Bank (the "Credit Facility"). Borrowings under the credit agreement will bear interest rates that will vary between LIBOR plus 150 basis points and LIBOR plus 200 basis points, depending on the fixed charge coverage ratio. The agreement is collateralized by all of the Company's assets.

The Credit Facility contains certain financial covenants including those related to the ratio of funded debt to total capital, a fixed charge coverage ratio, and a capital expenditures limitation. The Company was in compliance with this agreement at September 30, 2001. At September 30, 2001, interest was based on LIBOR plus 175 basis points.

5.       Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. As of December 31, 1999 and 2000, the deferred tax liability of $1,720,000 and $2,320,000, respectively comprised principally temporary differences related to depreciation.

                         A.C. MOORE ARTS & CRAFTS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




A reconciliation of income tax expense at the federal income tax rate to the income tax provision is as follows:

                                                                               Year Ended December 31,
                                                                     ----------------------------------------
                                                                       1998            1999            2000
                                                                     --------       ---------        --------
                                                                                   (in thousands)
       United States federal taxes at statutory rate........         $  2,120        $  3,065        $  3,701
       State and local taxes, net...........................               32             193             206
       Non-deductible stock option expense..................               51              47              31
       Other................................................               97              45              81
                                                                     --------        --------        --------
       Income tax provision.................................         $  2,300        $  3,350        $  4,019
                                                                     ========        ========        ========

The income tax provision consists of the following:

                                                                                  Year Ended December 31,
                                                                      -----------------------------------------
                                                                        1998            1999            2000
                                                                      --------        --------        ---------
       Current tax expense:
         Federal..............................................        $  2,139        $  2,566        $  3,254
         State................................................              10              45             165
                                                                      --------        --------        --------
            Total current.....................................           2,149           2,611           3,419
                                                                      --------        --------        --------
       Deferred tax expense:
         Federal - current year...............................             112             526             448
         State................................................              39             213             152
                                                                      --------        --------        --------
            Total deferred....................................             151             739             600
                                                                      --------        --------        --------
            Total income tax provision........................        $  2,300        $  3,350        $  4,019
                                                                      ========        ========        ========

6.       Shareholders' Equity

The Company has authorized 5,000,000 shares of undesignated preferred stock. The Company may issue preferred stock in one or more series by vote of its Board of Directors having the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices and liquidation preferences approved by the Board of Directors.

At December 31, 2000, under the Company's Employee, Director and Consultant Stock Option Plan (the "1997 Plan"), the Company may grant up to 1,000,000 shares of common stock. Stock options expire ten years from the date of grant and vest ratably over a three year period. Shares available for future grants amounted to 334,700 at December 31, 1999 and 198,384 at December 31, 2000.

                         A.C. MOORE ARTS & CRAFTS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



For 1998, 1999 and 2000, the Company's stock option activity is summarized below:

                                                     1998                       1999                  2000
                                               ----------------------   --------------------    ---------------------
                                                            Weighted                Weighted                Weighted
                                                            Average                 Average                  Average
                                                            Exercise                Exercise                 Exercise
                                               Options       Price      Options      Price      Options       Price
                                               -------      ---------   -------     --------    -------     ---------
 Outstanding at beginning of year......        386,500        $9.00     507,000     $ 10.80     665,300        $9.31
 Granted...............................        152,150        15.21     203,900        5.62     184,200         7.88
 Forfeited.............................         31,650         9.94      45,600        9.59      47,884        10.88
 Exercised............................              --           --          --          --      10,333         4.78
                                               -------      -------     -------     -------     -------       ------
 Outstanding at end of year............        507,000      $ 10.80     665,300       $9.31     791,283        $7.21
                                               =======      =======     =======     =======     =======       ======
 Exercisable at end of year............        119,833        $9.00     279,385     $ 10.00     405,268       $10.17
                                               =======      =======     =======     =======     =======       ======


Exercise prices for options outstanding as of December 31, 2000 and the weighted average remaining contractual life of the option is as follows.

        Exercise Price               Number of Options            Remaining Life
        --------------               -----------------            --------------
        $  4.75 -  5.75                    174,183                    8.5 years
        $  7.88 -  9.00                    502,300                    7.7 years
        $ 13.38 - 15.38                    114,800                    7.5 years

Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant date for awards under those plans, consistent with the requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," net income and earnings per share would have been reduced to the following pro-forma amounts:

                                                             1998          1999          2000
                                                          ----------    ----------    ----------
      Net income .................      -- As reported    $3,935,000    $5,664,000    $6,557,000
                                        -- Pro forma       3,341,000     4,962,000     5,713,000
      Basic earnings per share....      -- As reported    $      .53    $      .76    $      .89
                                        -- Pro forma             .45           .67           .77
      Diluted earnings per share..      -- As reported    $      .52    $      .76    $      .88
                                        -- Pro forma             .45           .67           .77

The pro forma results may not be representative of the effects on reported operations for future years. The fair value of the options was calculated using a Black-Scholes options pricing model with the following weighted-average assumptions: risk-free interest rate of 5.1% for 1998, 5.7% for 1999, 6.3% for 2000 and; no dividend yield; and a weighted average expected life of the options of seven years. In accordance with the provisions of SFAS No. 123 the expected stock price volatility was 54.6% for both 1999 and 1998 and 46.6% for 2000.

Effective September 15, 1997, options to purchase 444,500 shares of common stock were granted under the 1997 Plan at an exercise price per share of $9.00 with an exercise term of ten years. The estimated fair value of the shares on the measurement date was $10.20. The related compensation expense is being amortized ratably over the three year vesting period. At December 31, 1999, unearned compensation included in stockholders' equity was $102,000. At December 31, 2000, all such compensation has been recognized.

                         A.C. MOORE ARTS & CRAFTS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


On February 28, 1995, in recognition of financial consulting services, the Company granted a Board member an option to purchase 64,500 shares of common stock, representing a 1.5% ownership interest in the Company. The option, which expires February 28, 2005, has an exercise price of $4.66. The Company utilized the Black-Scholes option-pricing model to estimate the fair value of the option. The fair value of the option did not materially impact the results of operations over the periods benefited.

7.    Retirement Plan

In January 1999 the Company established a 401(k) savings plan (the "401(k) Plan") for eligible team members. Participation in the 401(k) Plan is voluntary and available to any team member who is 21 years of age and has completed a three month eligibility period. Participants may elect to contribute up to 20% of their compensation. In accordance with the provisions of the 401(k) Plan, the Company makes a matching contribution to the account of each participant in an amount equal to 25% of the first 6% of eligible compensation contributed by each participant with a maximum match of $1,500. The Company's matching contribution expense for 1999 was $168,000 and for 2000 was $170,000.

8.    Commitments and Contingencies

Commitments

The Company leases its retail stores, administrative offices and warehouse facilities under noncancelable operating leases. The lease for the administrative offices and distribution center has an initial lease term of six years with a six-year renewal option. Most store leases have an average initial term of ten years, with three five year renewal options, and provide for predetermined escalations in future minimum annual rent or additional rent contingent upon store sales levels. The pro rata portion of scheduled rent escalations has been included in other long-term liabilities in the accompanying balance sheet. For the years 1999 and 2000 the amount of accrued rent expense recognized over the amount paid were $416,000 and $522,000, respectively and has been included in other long-term liabilities in the accompanying consolidated balance sheet.

Rent expense under operating leases consists of:

                                                              Year Ended December 31,
                                                        -----------------------------------
                                                        1998            1999          2000
                                                       ------         -------        ------
                                                                    (in thousands)
      Minimum rentals .............................    $8,218         $10,846        $12,883
      Contingent payments .........................       188             146            118
                                                       ------         -------        -------
                                                       $8,406         $10,992        $13,001
                                                       ======         =======        =======

In 2000, the Company entered into six leases for stores to open in 2001.

                         A.C. MOORE ARTS & CRAFTS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Future minimum lease payments (including those for unopened stores) as of December 31, 2000 for non-cancelable operating leases with terms in excess of one year are as follows (in thousands):

           2001.................................................         $15,518
           2002.................................................          15,949
           2003.................................................          15,538
           2004.................................................          14,053
           2005.................................................          13,324
           Thereafter...........................................          68,871
                                                                        --------
           Total minimum future rentals.........................        $143,253
                                                                        ========

Financing activities not affecting cash during 1998 included capital lease obligations incurred in connection with equipment purchases of $1,924,000. These leases require payments of principal and interest of $443,000 per year through 2003. Interest rates under these leases approximate 6.4%.

Contingencies

The Company is not a party to any material legal proceedings other than routine litigation incidental to its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position, operating results or cash flows of the Company.

         [Photographs depicting the following scenes are included on the inside of the back cover of the prospectus:

                    Interior pictures of the following areas:

                    o        Floral
                    o        Memory Books
                    o        Arts
                    o        Kids Crafts]

                                2,550,000 shares



                         A.C. Moore Arts & Crafts, Inc.




                                  Common Stock



                                 --------------

                                   Prospectus

                                 --------------







                          Adams, Harkness & Hill, Inc.

                              Fahnestock & Co. Inc.

                         Wedbush Morgan Securities Inc.





                                 --------------




                                                  , 2002

                                     PART II

                     Information Not Required In Prospectus

Item 14. Other Expenses Of Issuance And Distribution.

         The following table sets forth the Company's estimates (other than of the SEC registration fee) of the expenses in connection with the issuance and distribution of the shares of common stock being registered:

          SEC registration fee................................       $  20,592
          Transfer agents' fees...............................           1,000
          Printing expenses...................................         125,000
          Legal fees and expenses.............................         150,000
          Accountants' fees and expenses......................         125,000
          Miscellaneous expenses..............................         128,408
                                                                    ----------
              Total...........................................       $ 550,000

Item 15. Indemnification Of Directors And Officers.

         Sections 1741 through 1750 of Subchapter D, Chapter 17, of the Pennsylvania Business Corporation Law of 1988, as amended, contain provisions for mandatory and discretionary indemnification of a corporation's directors, officers and other personnel and related matters.

         Under Section 1741, subject to certain limitations, a corporation has the power to indemnify directors and officers under certain prescribed circumstances against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of his being a representative, director or officer of the corporation or serving at the request of the corporation as a representative of another corporation, partnership, joint venture, trust or other enterprise, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

         Section 1742 provides for indemnification in derivative actions except in respect of any claim, issue or matter as to which the person has been adjudged to be liable to the corporation unless and only to the extent that the proper court determines upon application that, despite the adjudication of liability but in view of all circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expenses that the court deems proper.
Section 1744 provides that, unless ordered by a court, any indemnification under
Section 1741 or 1742 shall be made by the corporation only as authorized in the specific case upon a determination that the representative met the applicable standard of conduct, and such determination will be made by the board of directors (i) by a majority vote of a quorum of directors not parties to the action or proceeding; (ii) if a quorum is not obtainable, or if obtainable and a majority of disinterested directors so directs, by independent legal counsel, or
(iii) by the shareholders.

         Under Section 1743, indemnification is mandatory to the extent that the officer or director has been successful on the merits or otherwise in defense of any action or proceeding under Section 1741 or Section 1742 if the appropriate standards of conduct are met.

         Section 1745 provides that expenses (including attorney's fees) incurred by an officer, director, employee or agent in defending a civil or criminal action or proceeding may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation.

         Section 1746 provides generally that, except in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness, the indemnification and advancement of expenses provided by Subchapter 17D of the BCL shall not be deemed exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding that office.

         Section 1747 grants to a corporation the power to purchase and maintain insurance on behalf of any director or officer against any liability incurred by him or her in his or her capacity as officer of director, whether or not the corporation would have the power to Subchapter 17D of the BCL. Sections 1748 and 1749 extend the indemnification and advancement of expenses provisions contained in Subchapter 17D of the BCL to successor corporations in fundamental changes and to representatives serving as fiduciaries of employee benefit plans.

         Section 1750 provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Subchapter 17D of the BCL, shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representative of such person.

         For information regarding provisions under which a director or officer of A.C. Moore may be insured or indemnified in any manner against any liability which he or she may incur in his or her capacity as such, reference is made to A.C. Moore's Articles of Incorporation and Bylaws, which provide in general that A.C. Moore shall indemnify its officers and directors to the fullest extent authorized by law.

Item 16. Exhibits

Exhibit Number              Description
--------------              ----------------------------------------------------
     1.1                    Form of Underwriting Agreement*
     4.1                    Specimen Common Stock Certificate (Incorporated by
                            reference to the Company's Registration Statement on Form S-1 (#333-32859))
     5.1                    Opinion of Blank Rome Comisky & McCauley LLP*
    23.1                    Consent of PricewaterhouseCoopers LLP
    23.2                    Consent of Blank Rome Comisky & McCauley LLP
                            (included in Exhibit 5)*
    24.1                    Power of Attorney (included in the signature page of
                            this Registration Statement)

    -------------
      * To be filed by amendment.

Item 17. Undertakings.

  (a)    The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                   (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                   (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (c)     The undersigned registrant hereby undertakes that:

                (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective by the Securities and Exchange Commission.

                (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Blackwood, New Jersey, on January 9, 2002.

                                                 A. C. MOORE ARTS & CRAFTS, INC.

                                                 By: /s/ John E. Parker
                                                     ---------------------------
                                                     John E. Parker
                                                     Chief Executive Officer


                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signatures appears below constitutes and appoints John E. Parker, his true and lawful attorney-in-fact and agent, with full power and substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including, without limitation, post-effective amendments) to this Registration Statement and any registration statement filed under Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons as of January 9, 2002 in the capacities indicated.

                 SIGNATURE                                    TITLE(S)
----------------------------------------    --------------------------------------------
/s/ John E. Parker                          Chief Executive Officer (Principal Executive
----------------------------------------    Officer)
John E. Parker

/s/ Leslie H. Gordon                        Executive Vice President and Chief Financial
----------------------------------------    Officer (Principal Financial and Accounting
Leslie H. Gordon                            Officer)


/s/ William Kaplan                          Chairman of the Board
----------------------------------------
William Kaplan

/s/ Patricia A. Parker                      Director
----------------------------------------
Patricia A. Parker

/s/ Richard Lesser                          Director
----------------------------------------
Richard Lesser

/s/ Richard J. Bauer                        Director
----------------------------------------
Richard J. Bauer

/s/ Richard J. Drake                        Director
----------------------------------------
Richard J. Drake

Exhibit Index

Exhibit Number        Description
--------------        ----------------------------------------------------------
      1.1             Form of Underwriting Agreement*
      4.1             Specimen Common Stock Certificate (Incorporated by
                      reference to the Company's Registration Statement on Form
                        S-1 (#333-32859))
      5.1             Opinion of Blank Rome Comisky & McCauley LLP*
     23.1             Consent of PricewaterhouseCoopers LLP
     23.2             Consent of Blank Rome Comisky & McCauley LLP (included in
                        Exhibit 5)*
     24.1             Power of Attorney (included in the signature page of this
                        Registration Statement)

---------------------
* To be filed by amendment.